     As filed with the Securities and Exchange Commission on August 1, 2001
                                                        Registration No. 333-

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-1
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                             PLANVISTA CORPORATION
             (Exact name of registrant as specified in its charter)

                   Delaware                                         6411
       (State or other jurisdiction of                  (Primary Standard Industrial
       incorporation or organization)                   Classification Code Number)

                    3501 Frontage Road, Tampa, Florida 33607
                                 (813) 287-2547
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                ----------------

                   Phillip S. Dingle, Chief Executive Officer
                             PlanVista Corporation
                    3501 Frontage Road, Tampa, Florida 33607
                                 (813) 287-2547
      (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                ----------------

  Copies of all communications, including all communications sent to the agent for service, should be sent to:

                              David C. Shobe, Esq.
            Fowler, White, Gillen, Boggs, Villareal and Banker, P.A.
          501 East Kennedy Boulevard, Suite 1700, Tampa, Florida 33602

                                ----------------

   Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]


   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If delivery of this prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE

-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
                                           Proposed Maximum  Proposed Maximum
 Title of Shares to be     Amount to be     Offering Price       Aggregate         Amount of
       Registered           Registered       Per Share(1)    Offering Price(1) Registration Fee
-----------------------------------------------------------------------------------------------
Common Stock, par value
 $.01 per share........  1,440,224 shares        $7.42          $10,686,462         $2,672
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------

(1) The price estimated in accordance with Rule 457(c) under the Securities Act of 1933, as amended, solely for the purpose of calculating the registration fee and is $7.42, the average of the high and low prices of the Common Stock of PlanVista Corporation as reported by the New York Stock Exchange on July 27, 2001.

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the Registration Statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and we are not soliciting an offer to buy +
+these securities in any state where the offer or sale is not permitted.       +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                             PlanVista Corporation

                        1,440,224 Shares of Common Stock

                                 ------------

  The stockholders of PlanVista Corporation who are listed in this prospectus may from time to time offer and sell up to an aggregate of 1,440,224 shares of PlanVista's common stock under this prospectus. PlanVista will not receive any part of the proceeds from the sale by the selling stockholders.

  The selling stockholders may offer their PlanVista stock through public or private transactions, on or off the United States exchanges, at prevailing market prices or at privately negotiated prices.

  PlanVista's common stock trades on the New York Stock Exchange under the ticker symbol "PVC." On July 27, 2001, the closing sale price of one share of PlanVista's stock was $7.50.

                                 ------------

  Investing in our common stock involves risks. See "Risk Factors" beginning at page 6 for a discussion of factors that you should consider before you invest in the shares being sold with this prospectus.

                                 ------------

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                 The date of this prospectus is August 1, 2001

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
OUR COMPANY................................................................   3
RISK FACTORS...............................................................   6
FORWARD-LOOKING STATEMENTS.................................................  13
USE OF PROCEEDS............................................................  14
DIVIDEND POLICY............................................................  14
PRICE RANGE OF COMMON STOCK................................................  14
CAPITALIZATION.............................................................  15
SELECTED CONSOLIDATED FINANCIAL INFORMATION................................  16
MANAGEMENT'S DISCUSSION AND ANALYSIS.......................................  17
OUR BUSINESS...............................................................  17
REGULATORY MATTERS.........................................................  24
PROPERTIES.................................................................  25
LEGAL PROCEEDINGS..........................................................  25
EMPLOYEES..................................................................  26
MANAGEMENT.................................................................  27
CERTAIN TRANSACTIONS.......................................................  37
PRINCIPAL STOCKHOLDERS.....................................................  38
SELLING STOCKHOLDERS.......................................................  40
DESCRIPTION OF CAPITAL STOCK...............................................  41
PLAN OF DISTRIBUTION.......................................................  43
LEGAL OPINION..............................................................  44
EXPERTS....................................................................  44
WHERE YOU CAN FIND MORE INFORMATION........................................  44
INDEX TO FINANCIAL STATEMENTS..............................................

                               PROSPECTUS SUMMARY

                                  OUR COMPANY

   This summary highlights information about PlanVista and the offering which we believe will be important to you. However, you should read the entire prospectus for a complete understanding of our business and the offering.

What We Do

   PlanVista Corporation is a leading provider of technology-enabled medical cost management solutions for the healthcare industry. We provide integrated national Preferred Provider Organization (sometimes called PPO) network access, electronic claims repricing, and claims and data management services. Our customers are (1) healthcare payers, such as self-insured employers, medical insurance carriers, health maintenance organizations (sometimes called HMOs), third party administrators and other entities that pay claims on behalf of health plans, and (2) participating health care services providers which include individual providers and provider networks. A typical customer in our core business might be an HMO or insurance carrier payer whose insured members use the physician providers in our PPO network. By generating increased volume for these providers, the payers receive discounts for services to their insureds under our network contracts. When the costs of such services are billed to our payer customer, we electronically review the bill and reprice it to conform to the network pricing agreement and forward it on to the payer. The payer in turn pays us a percentage of the savings realized from the repricing discounts.

   Our PPO network, known as the National Preferred Provider Network or NPPN, is comprised of regional and local networks with whom we contract and includes over 580,000 physicians, 4,200 acute care hospitals, and 55,000 ancillary care providers. It is one of the largest PPO networks in the United States based upon the number of its participating healthcare providers. We increased our revenue on this business from $10.0 million in 1998 to $28.8 million for the twelve-month period ended March 31, 2001. During the same period we increased our EBITDA margins from negative to 37.4%. Based on our payer client base activity as of July 31, 2001, we estimate that we will process approximately
2.8 million claims in 2001.

   We create savings by managing healthcare costs for our payer clients while generating patient flow and prompt payment for our participating providers. We provide our payer clients a variety of value added services, including electronic claims repricing and claims and network data management services. We believe that we have a competitive advantage in today's cost management market which comes from our position as one of the nation's largest PPO networks and our leading technology solutions, which deliver fast repricing speed, reduce processing costs, and improve accuracy. We believe that during the next 24 months the continued industry migration of PPO claims repricing from traditional methods, such as paper and fax, to Electronic Data Interchange, or EDI, utilizing the Internet should allow us to continue to improve our operating margins on a per claim basis by improving the efficiency of our personnel.

   As of June 30, 2001, we had approximately 675 payer clients and 38 preferred provider networks located throughout the United States as customers, including Conseco Services, Wausau Benefits, Aetna Healthcare, KPMG and National Telephone Cooperative Association. These clients represent over 1.75 million members estimated to generate over 25 million healthcare claims annually. PlanVista has increased its payer client base from 650 as of December 31, 2000, to 675 as of May 31, 2001 and its estimated covered members from 1.5 to 1.75 million over the same period. As of June 30, 2001, approximately 21.5%, 48.2%, and 30.3% of our net revenue was derived from our self insured employer, medical insurance carriers, and TPA clients respectively. Our growing payer client and respective covered member base provides the leverage necessary to enable us to negotiate favorable rates with leading healthcare providers throughout the country.

   In March 2001, we released ClaimPassXL, the fifth version of our Internet claim repricing system, and our most powerful claims repricing and processing engine to date. Since the release of ClaimPassXL v5.0, our volume of Internet-repriced claims has increased from approximately 12,000 in February 2001 to 42,000 in May 2001, an increase of 250%, with no corresponding increase in claims processing employees. Total claims repriced for the same periods were approximately 203,000 and 258,000, respectively, representing an increase of 27.1%. This technology has allowed us to reduce our processing costs while creating faster claim turnaround, enhanced accuracy and a reduction in the number of lost claims. Currently we are repricing approximately 23% of our claims over the Internet or through EDI, and this percentage is growing.

   The following chart indicates the distribution and processing times for our repricing activities:

                                                                        YTD through
     Claim                        Guaranteed                             5/31/01
     Type                       Turnaround Time                          % Claims
     -----                      ---------------                         -----------
   Interest                        Real-Time                              10.50%
      EDI                          24 hours                               12.50%
   Paper/Fax                       72 hours                                77.0%

--------
(1) Includes processing costs, labor and overhead allocation.

   We currently employ 14 repricing specialists, and this number has remained relatively constant since 1998, while the number of claims repriced tripled, as illustrated by the chart below.

Year                               1988    1999     2000   2001E
Claims Processed (in 000's)         799   1,373    2,141   2,640
Claims Repricing Specialists         14      12       13      14

   In January 2001, we launched our PlanServ and PayerServ business units. These businesses offer a suite of medical cost containment services to both existing NPPN network clients and, for the first time, to clients not participating in the network. PayerServ will market solutions specifically addressing the needs of the payer market, including HMOs, other PPOs and insurance carriers, while PlanServ will market solutions to the provider market (including regional PPO networks, Independent Physician Associates, or IPAs, and other health plans). We charge for these claims repricing and claims and network data management services on a per claim basis based on estimated annual claim volume. We believe this pricing model differentiates us from our competition, which generally require clients to invest in significant upfront network loading and implementation fees.

   In May of 2001, we announced an agreement with KPMG, LLP to provide network access to foreign nationals seeking medical care in the United States, which included our PayerServ services for case management, electronic claim repricing and administrative services. Revenues from these services are just beginning to impact our performance.

Company Background

   PlanVista Corporation was incorporated in Delaware in 1994 and completed its initial public offering in May 1995 under the name HealthPlan Services Corporation. We changed our name to PlanVista Corporation in April 2001. The original core business involved the third party administration of health care claims for large and small group employers. This business, which we no longer operate, was founded in 1970, owned by Dun & Bradstreet Corporation from 1978 to 1994, and repurchased by the original founders of our Company in 1994. PlanVista is headquartered in Tampa, Florida with an operations and technology center in Middletown, New York. Our mailing address is 3501 Frontage Road, Tampa, Florida 33607-1742 and our principal telephone number at our executive offices is 813-287-2547. We employed 160 individuals as of July 31, 2001. Our web site address is www.planvista.com. Information on our web site is not a part of this prospectus. Our common stock is publicly traded and is listed on the New York Stock Exchange under the symbol "PVC."

Recent Developments

   In June 2000, we commenced a strategic plan to sell all of our third party administration and managing general underwriter businesses, reduce our bank debt and other liabilities, and focus on growing our higher margin network or NPPN business, which we now refer to as the PlanVista Solutions business, as our new core business. This plan was completed in June 2001 with the sale of the stock of our subsidiary, HealthPlan Services Inc., to HealthPlan Holdings, Inc. In connection with that sale and as an inducement to HealthPlan Holdings, Inc. to buy the HealthPlan Services, Inc. stock, we issued to HealthPlan Holdings, Inc. 811,726 shares of our common stock and agreed to register these shares upon completion of the sale transaction. We are filing this registration statement in part to fulfill our agreement with HealthPlan Holdings to register those shares for sale under the Securities Act of 1933. See "Risks Related to PlanVista-Outstanding registration rights, convertible note may depress stock price or be dilutive."

   Also at about the same time, in order to pay some of the pre-closing obligations of the divested businesses, we raised $3.8 million in a private placement through the sale of 553,500 shares of our common stock at a price of $6.87 per share. We issued 74,998 shares to our senior lenders as an inducement to obtain their consent to these transactions. The shares sold in the $3.8 million private placement were sold at a 15% discount to the pre-sale ten-day trading average and were sold to certain investment accounts managed by DePrince, Race and Zollo, an investment management company in which John Race, one of our directors, is a principal. As an inducement for the sale of these shares, we also agreed to register them and accordingly these shares are also included in this registration statement, along with shares issued to our senior lenders.

   HealthPlan Holdings, our senior lenders and the DePrince, Race and Zollo-managed accounts intend to offer these shares for sale from time to time on and off of exchanges in the United States at prevailing market prices or at privately negotiated prices. PlanVista will not receive any of the proceeds of these sales.

Risk Factors

   Investing in our common shares involves a high degree of risk. In addition to the other information contained in this Prospectus, you should read the information contained in the following section headed Risk Factors for a better understanding of these risks.

                                ----------------

   We own or have rights to various trademarks and service marks used in our business. These include PlanVista, PlanServ and PayerServ. This prospectus also includes trademarks, service marks and trade names owned by other companies.

                                  RISK FACTORS

   If any of the following risks actually occurs, our business could be materially harmed, and our financial condition and results of operations could be materially harmed. As a result, the trading price of our common stock could decline, and you might lose all or part of your investment.

Risks Related to PlanVista

 We have a limited operating history.

   Although we began operating in 1995, the increasing popularity and use of electronic claims and data processing tools and the Internet has occurred only recently and, as a result, the focus of our business has changed significantly. We did not begin our current focus on being a technology-enabled service provider leveraging our existing network access business until early 2001. As a result, our operating history is not indicative of our future performance, and our business is difficult to evaluate because we are facing new risks and challenges. You should evaluate our prospects in light of the risks and uncertainties encountered by companies in the early stages of development, particularly companies in new and rapidly evolving markets. These risks include:

  .  unpredictability of operating results and future revenues;

  .  unproven market acceptance of our new products;

  .  client concentration;

  . dependence on payers, provider networks, strategic relationships and technology solutions;

  .  industry consolidation and vertical integration;

  .  increased competition; and

  .  general economic and market conditions.

   We may not be successful in addressing any or all of these risks. Any failure to address these risks could have a material adverse effect on our business, operating results and financial condition.

 Our business model is unproven.

   We sold several units of our third party administration business in 2000, including our unemployment compensation and workers' compensation units, our Ohio workers' compensation managed care organization unit and our self-funded business unit. We sold the balance of our third party administration segment as well as our managing general underwriter business in June 2001. Revenue from these discontinued operations was $210.8 million in 1998, $202.9 million in 1999 and $158.4 million in 2000, which significantly exceeded revenue from continuing operations in each of those years. Accordingly, our operating history is not indicative of our future performance under our new business strategy. In implementing this business strategy, and consistent with the completed divestitures, we are significantly changing the focus of our business away from a TPA claim processing operation to our network claims repricing service. This change in focus also means that our sales and implementation practices are now characterized by an in-house sales force, as opposed to the outsourced sales force associated with the divested units, and we have significantly reduced the size of our management and support operations. While the network business has historically operated as an independent part of a larger business, this change in focus will require it to operate with less support than previously available and this may impact its performance. We are also facing new risks and challenges, including a lack of meaningful historical financial data upon which to plan future budgets, the need to refinance our existing credit facility and other risks described in this prospectus.

 We have contingent obligations from the sale of our TPA and MGU businesses.

   In connection with our sale of our third party administration businesses, which we refer to as our TPA businesses and our managing general underwriter business, which we refer to as our MGU business, we incurred indemnity obligations for representations and warranties and for liabilities arising prior to the sale of these businesses. While we believe that we have accrued adequate reserves for all expected liabilities, there may be unknown liabilities for which no reserves have been established and, if these liabilities were to occur, we might have to reorganize or liquidate under the bankruptcy laws in order to discharge them. Additionally, the reserves for expected liabilities established may not be adequate to handle these obligations.

 Outstanding registration rights, convertible note may depress stock price or be dilutive.

   We granted registration rights to the selling stockholders named in this prospectus which require the registration of the PlanVista shares covered by this prospectus and granted additional demand registration rights. We have also granted registration rights covering additional shares which HealthPlan Holdings may receive upon converting the $5.0 million promissory note they received from us in connection with our sale of HealthPlan Services, Inc., or HPSI, to them and other shares that we may issue to them in payment of interest due on the note or in connection with our failure to make specified post-closing payments under the acquisition agreement. Under the conversion terms of the note, HealthPlan Holdings is guaranteed the issuance of sufficient shares so as to give them, on the sale of such securities, $5.0 million in gross proceeds plus any accrued unpaid interest on the note. Accordingly, any substantial decrease in the price of our common stock would mean that HealthPlan Holdings would be entitled to a greater number of shares upon conversion of the note and the issuance of such shares would be dilutive to existing stockholders. Our registration rights agreement with HealthPlan Holdings requires that while the HealthPlan Holdings registration rights are outstanding, no future registration rights may be granted that are superior to the rights granted to HealthPlan Holdings and restricts our ability to grant registration rights to others which would allow others to register and sell their securities when HealthPlan Holdings is selling securities under a demand registration right.

  The existence of these registration rights, including the sale of shares being offered by this prospectus, may have a depressing effect upon the price of our common stock and may restrict the ability of the purchasers in this offering to sell the shares purchased in this offering.

 We may lack funds for future requirements.

   We may not be able to fund expansion, develop or enhance our products or services or respond to competitive pressures if we lack adequate funds. This could hurt our business. We will need additional equity and subordinated debt in order to refinance or restructure our credit facility which is due August 31, 2001, and to satisfy our anticipated needs for working capital, capital expenditures and business expansion for the next 12 to 24 months. We have retained William Blair & Company to assist us in raising this equity and subordinated debt and hope to extend our line of credit to allow us to complete this capital infusion by the end of September 2001, but there can be no assurance as to whether we will be able to do so, when we will be able to do so or what the terms will be. After we refinance our existing credit facility, we may need to raise additional funds in order to fund more rapid expansion, including acquisitions, to develop new or enhanced services, or to respond to competitive pressures. If we raise additional funds by issuing equity or convertible debt securities, the percentage ownership of our stockholders will be diluted. Any new securities could have rights, preferences and privileges senior to those of the common stock.

 We have many competitors.

   We face competition from HMOs, PPOs, TPAs and other managed health care companies. We believe that, as managed care continues to gain acceptance in the marketplace and technology is adopted, our competition will increase. In addition, legislative reform may intensify competition in the markets served by us.

Many of our current and potential competitors are significantly larger and have greater financial and marketing resources than we do. We cannot assure you that we will continue to maintain our existing clients or our past level of operating performance. We also cannot assure you that we will be successful with any new products or in any new geographical markets we may enter.

 We may not be able to successfully manage our growth strategy.

   Our strategy is to continue internal growth and, as opportunities arise and resources permit, to consider acquisitions of, or relationships with, other companies in related lines of business within our core expertise. As a result, we are subject to certain growth-related risks, including the risk that we will be unable to retain personnel or acquire the resources necessary to service growth adequately. Expenses arising from efforts to increase our market penetration may have a negative impact on operating results. In addition, we cannot assure you that we will be able to identify suitable opportunities for acquisitions or relationships or complete these acquisitions. We may not be able to integrate effectively any acquired business, and we will have to bear the financial impact of expenses incurred in integrating acquired businesses.

 Problems with our computers or other technology could negatively affect our business.

   Aspects of our business depend upon our ability to store, retrieve, process and manage data and to maintain and upgrade our data processing capabilities. If our data processing capabilities are interrupted for any extended length of time, or if we lose stored data, or experience programming errors or other computer problems arise, we could lose customers and revenues.

   We expect that our future growth will depend on our ability to process and manage claims data more efficiently and to provide more meaningful healthcare information to clients and payers of healthcare. We cannot assure you that our current data processing capabilities will be adequate for future growth. Additionally, we may not be able to efficiently upgrade our systems to meet future demands, and we may not be able to develop, license or otherwise acquire software to address these market demands as well or as timely as our competitors.

 Our intellectual property needs constant protection.

   We have made significant investments in the development and maintenance of our proprietary software systems and data. We rely largely on our own security systems, confidentiality procedures and employee nondisclosure agreements to maintain the confidentiality and security of our proprietary information. If third parties gain unauthorized access to our information systems, or if computer viruses attack our data or software, or if anyone misappropriates our proprietary information, this may have a material adverse effect on our business and results of operations.

 Government regulations may change and adversely affect our business.

   Regulation in the healthcare industry is constantly evolving. We are unable to predict what additional government regulations affecting our business may be enacted in the future. Our business may be adversely affected if we fail: (1) to comply with existing laws and regulations, (2) to obtain necessary licenses and government approvals or (3) to adapt to new or modified regulatory requirements. Proposals for healthcare legislative reforms are regularly considered at the federal and state levels. Currently, the United States Congress is considering a patient's bill of rights which could impact our business by making managed care less attractive to employers or by introducing government regulation which could have the effect of discouraging employer-provided health care coverage. We are unable to predict whether or not such legislation will become law and if so, what impact it may have.

 Our quarterly operating results may be volatile.

   We will have difficulty predicting future revenues because we are implementing a new business strategy. We will also have difficulty in accurately forecasting revenues from sales of our services because we don't know the sales cycle involved in selling our new services, and we cannot predict client claims experience. This makes it difficult to predict the quarter in which sales will occur. Our expense levels are based, in part, on our expectations regarding future revenues, and our expenses are generally fixed, particularly in the short term. We may be unable to adjust spending in a timely manner to compensate for unexpected revenue shortfalls. Any significant shortfall of revenues in relation to our expectations could cause significant declines in our quarterly operating results.

 We are highly dependent on our senior management.

   PlanVista is highly dependent on its senior management. In particular, the loss of Phillip Dingle, our Chief Executive Officer, or Jeffrey Markle, our Chief Operating Officer, could harm us and our prospects significantly.

 Consolidation in the healthcare industry may give our customers greater bargaining power and lead us to reduce our prices.

   Many healthcare industry participants are consolidating to create integrated healthcare delivery systems with greater market power. As provider networks and managed care organizations consolidate, competition to provide products and services such as those we provide will become more intense, and the importance of establishing and maintaining relationships with key industry participants will become greater. These industry participants may try to use their market power to negotiate price reductions for our products and services. If we are forced to reduce our prices, our margins will decrease unless we are able to achieve corresponding reductions in expenses.

 A small number of clients account for a significant portion of our revenue.

   The loss of one or more of our significant clients could cause our business to suffer. Our top five clients accounted for 40% of our revenue for the year ended December 31, 2000. These clients may account for a significant portion of our revenues in 2001, and we expect that a small number of our clients will continue to account for a substantial portion of our revenues for some time. In addition, companies in the healthcare industry generally have been consolidating, resulting in a limited number of payers and provider networks controlling an increasing portion of claims. Therefore, we believe that our revenue will be largely dependent upon product acceptance by a smaller number of payers and provider networks. If we lose any one of our major clients or receive less favorable terms from any of our major clients, we will lose revenue which would adversely impact our financial condition and results of operations.

 Many of our products and services are geared for the developing internet and electronic healthcare information markets.


   The Internet and electronic healthcare information markets are in the early stages of development and are rapidly evolving. A number of market entrants have introduced or developed products and services that are competitive with our products and services. We expect that additional companies will continue to enter these markets. In new and rapidly evolving industries, there is significant uncertainty and risk as to the demand for, and market acceptance of, recently introduced products and services. Because the markets for certain of our products and services are new and evolving, we are not able to predict the size and growth rate of those markets with any certainty. We cannot assure you that markets for our products and services will develop or that, if they do, they will be strong and continue to grow at a sufficient pace. If markets fail to develop, develop more slowly than expected or become saturated with competitors, our business prospects will be impaired.

 Lack of internet security could discourage users of our services.

   The difficulty of securely transmitting confidential information over the Internet has been a significant barrier to conducting e-commerce and engaging in sensitive communications over the Internet. Our strategy relies in part on the use of the Internet to transmit confidential information. We believe that any well-publicized compromise of Internet security may deter people from using the Internet to conduct transactions that involve transmitting confidential healthcare information. It is also possible that third parties could penetrate our network security or otherwise misappropriate patient information and other data. If this happens, our operations could be interrupted, and we could be subject to liability. We may have to devote significant financial and other resources to protect against security breaches or to alleviate problems caused by breaches. We could face financial loss, litigation and other liabilities to the extent that our activities or the activities of third-party contractors involve the storage and transmission of confidential information like patient records or credit information. In addition, we could incur additional expenses if new regulations regarding the use of personal information are introduced.

 The terms of our customer contracts provide no guarantee of long-term relations or payments.

   Although contracts with some of our clients are longer-term contracts, the majority of our contracts can be terminated, with revenues from such contracts also readily terminable within six months. In addition, the vast majority of PlanVista's contracts contain payment terms which are based on a percentage of savings to the client or on the number of claims re-priced. If we are unable to achieve significant savings for our clients or re-price a significant number of claims, we will not derive much revenue from our contracts.

 Termination of network contracts would impair our ability to service our clients.

   All of our contracts with provider networks contain provisions allowing the termination of these contracts with as little as 30 days' notice. The termination of these contracts by the networks would render us unable to provide network access to our clients and therefore would remove our ability to reprice claims and derive revenues. Termination by the provider networks or other changes within the provider networks may be outside of our control and could negatively affect our ability to provide services to our clients.

Risks Related to Common Stock and This Offering

 We may be subject to litigation due to the volatility of our stock price.

   Our common stock has experienced significant price and volume fluctuations recently. Our stock price reached a 52-week low of approximately $1.94 per share on July 20, 2000. On December 5, 2000, our common stock closed at $10.14 per share, which was the 52-week high, and, on July 27, 2001, our common stock closed at $7.50 per share. These fluctuations are not necessarily directly related to our operating performance, and our stock may not continue to trade at the current price level.

   The market price for our common stock may continue to fluctuate widely in response to factors such as the following:

  . failure to refinance our principal loans, which mature on August 31, 2001;

  . failure to meet our product development and sales milestones;

  . demand for our common stock;

  . technological innovations by competitors or in competing technologies;

  . new product announcements by us or by our competitors;

  . timeliness in introduction of new products;

  . announcements by us or our competitors of significant contracts, acquisitions, partnerships, joint ventures or capital commitments;

  . failure to successfully implement our new business strategy;

  . revenues and operating results failing to meet the expectations of securities analysts or investors in any quarter;

  . announcements by third parties of significant claims or proceedings against PlanVista;

  . disclosure of unsuccessful results in our efforts to expand our ability to manufacture, market, sell and distribute PlanVista's products or in our ability to enhance PlanVista's existing products, or develop new products;

  . changes in financial estimates by securities analysts;

  . investor perception of our industry or its prospects; or

  . general technology or economic trends.

   In addition, our growth rate is partially attributable to health care expenditures nationally and the related growth of claims processed by PlanVista. We may not continue to grow in the future, and if we do grow, it may not be at or near historical levels.

   Many of these factors are beyond our control. In addition, the stock market has in the past experienced price and volume fluctuations that have particularly affected companies in the health care and managed care markets resulting in changes in the market price of the stock of many companies which may not have been directly related to the operating performance of those companies.

   Some companies that have experienced volatility in the market price of their stock have been sued in securities class action litigation. In light of the fluctuations in our stock price, it is possible that we may be the subject of a securities class action litigation in the future. Such litigation often results in substantial costs and a diversion of management's attention and resources and could harm our business, prospects, results of operations, or financial condition.

 Our existing stockholders have significant voting control over matters requiring stockholder approval.

   Our executive officers, directors, key employees and their affiliates beneficially own, in the aggregate, approximately 40.7% of our outstanding common stock. Our existing 5% or greater stockholders beneficially own, in the aggregate, approximately 52.8% of our outstanding common stock. As a result, these stockholders are able to exercise significant control over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, which may have the effect of delaying or preventing a third party from acquiring control of us.

 Shares eligible for future sale may have a negative impact on our stock price.

   Sales of substantial amounts of our common stock in the public market following the offering could have an adverse effect on the market price of the common stock. In addition to the 1,440,224 shares of common stock offered by this prospectus, PlanVista has granted options to purchase 1,932,400 shares of common stock pursuant to PlanVista's stock option plans, which are covered by registration statements on file with the SEC.

 Because of anti-takeover provisions under Delaware law and in our Certificate of Incorporation, takeovers may be more difficult, possibly preventing you from obtaining optimal share price.

   Delaware law and provisons of our Certificate of Incorporation could make it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, control of PlanVista. Our Certificate of Incorporation allows us to issue preferred stock with rights senior to those of the common stock without any further vote or action by the common stockholders. In addition, we are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which could have the effect of delaying or preventing a change in control of PlanVista. These provisions could deprive stockholders of an opportunity to receive a premium for their common stock as part of a sale of PlanVista or may otherwise discourage a potential acquiror from attempting to obtain control of PlanVista. This could have a material adverse effect on the market price of our common stock. The board of directors may in the future issue shares of preferred stock or rights to acquire preferred shares to implement a stockholder rights plan. A stockholder rights plan creates financial impediments that discourage persons seeking to gain control of a company by means of a merger, tender offer, proxy contest or otherwise if the board of directors determines that a change in control is not in the best interests of stockholders.

 PlanVista does not plan to pay dividends on the common stock.

   PlanVista has not declared or paid a cash dividend in recent years and we do not expect to declare or pay any cash dividends in the foreseeable future. We intend to retain all earnings, if any, in order to expand our operations and pay down our debt.

                           FORWARD-LOOKING STATEMENTS

   This prospectus contains "forward-looking statements" within the meaning of
Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. The use of the words "believe," "expect," "anticipate," "intend," "plans," "estimate," "assume," "projects," "should," "could," "may," and other similar expressions, or their negations, generally identify forward-looking statements. Forward-looking statements include, for example, statements relating to business strategy and prospects, industry trends and changes, future capital expenditures, sources and availability of capital, governmental regulations and their effect on PlanVista and its competition.

   Each prospective investor should exercise caution in interpreting and relying on forward-looking statements since these statements involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond PlanVista's control and could materially affect PlanVista's actual results, performance or achievements. Some of the factors that could cause PlanVista's actual results, performance or achievements to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, the matters discussed under the caption "Risk Factors."

   PlanVista cautions you that, while forward-looking statements reflect PlanVista's good faith beliefs, these statements are not guarantees of future performance. In addition, PlanVista disclaims any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

                                USE OF PROCEEDS

   PlanVista will not receive any proceeds from the sale of shares of Common stock by the selling stockholders.

                                DIVIDEND POLICY

   We have not paid dividends since October 1999 and our current credit agreement prohibits the payment of dividends. Even if we successfully negotiate a new credit agreement which permits the payment of dividends, we have no present plans to pay any dividends on our stock because we intend to retain all earnings, if any, in order to expand our operations and pay down debt.

                          PRICE RANGE OF COMMON STOCK

   Our common stock is traded on the New York Stock Exchange under the ticker symbol "PVC." Prior to April 19, 2001 our stock traded on the New York Stock Exchange under the ticker symbol "HPS." The following table shows the high and low reported closing sale prices per share for our stock as reported by the New York Stock Exchange for the periods indicated:

   Year Ending December 31, 2001                                   High    Low
   -----------------------------                                  ------- ------
   First Quarter.................................................    9.50   6.20
   Second Quarter................................................    8.40   6.60
   Third Quarter (through July 27, 2001).........................    8.20   6.50

   Year Ended December 31, 2000
   ----------------------------
   First Quarter.................................................    8.00   3.50
   Second Quarter................................................   4.875  1.625
   Third Quarter.................................................  5.5625  1.875
   Fourth Quarter................................................ 10.1875 4.8125

   Year Ended December 31, 1999
   ----------------------------
   First Quarter.................................................   11.50 6.8125
   Second Quarter................................................ 10.1875 6.1875
   Third Quarter.................................................   7.875 5.6875
   Fourth Quarter................................................   7.750   3.00

   There were approximately 347 stockholders of record of our Common Stock on March 12, 2001. On July 27, 2001, the last reported sale price of our stock reported by the New York Stock Exchange was $7.50.

                                 CAPITALIZATION

   The following table sets forth PlanVista's current portion of long-term debt and capitalization as of June 30, 2001, and pro forma to reflect the pending sale of up to $40 million of securities of PlanVista through a private placement.

                                                                    Pro Forma
                                                         As of     for Private
                                                     June 30, 2001 Placement(1)
                                                     ------------- ------------
                                                          ($ in thousands)
Current Portion of Long-Term Debt...................     $   (2)
                                                         ====
                                                         ====
Long Term Debt:
  Other Long Term Debt..............................
  Subordinated Notes................................
                                                         ----
    Total Long Term Debt............................
                                                         ----
Stockholders' Equity/(Deficit):
  Common stock, $0.01 par value, 100,000,000 shares
   authorized, 15,945,677 issued at June 30, 2001
   and              issued pro forma for the
   Offering.........................................
  Preferred stock, $.01 par value, 20,000,000 shares
   authorized, no Shares issued and outstanding.....
  Additional paid-in-capital........................
  Treasury stock at cost, 1,519,400 shares at June
   30, 2001.........................................
  Retained deficit..................................
  Unrealized depreciation on investments available
   for sale, net of tax.............................
                                                         ----
    Total Stockholders' Equity/(Deficit)............     $
                                                         ====

--------
(1) Pro forma reflecting the issuance and sale of up to $40 million of securities of PlanVista through a private placement currently underway.
(2) The outstandings under PlanVista's current credit facility are due and payable by August 31, 2001.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

   The following selected consolidated financial data have been derived from the consolidated financial statements of PlanVista. The following data should be read in conjunction with our Consolidated Financial Statements, the related notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                 Six Months
                                         For the Years Ended     Ended June
                                            December 31,             30,
                                         ---------------------  --------------
                                         1998    1999    2000    2000    2001
                                         -----  ------  ------  ------  ------
                                          (in thousands, except per share
                                                 data and ratios)
Statement of Operations Data:
Operating Revenues.....................  $  00  $   00  $   00  $   00  $   00
Agent commissions......................      0       0       0       0       0
General and Administrative.............     00      00      00      00      00
Loss on impairment of intangible
 assets................................      0       0       0
Gain on sale of investments............    (00)    (00)    (00)
Other expenses.........................      0       0       0      (0)      0
Interest expense, net..................     00      00      00      00      00
Equity in Loss of Joint Venture........      0       0       0
                                         -----  ------  ------  ------  ------
Total expenses.........................    (00)     00      00      00      00
                                         -----  ------  ------  ------  ------
Income (loss) before provision/benefit
 for income taxes, discontinued
 operations and cumulative effect of
 change in accounting principle........     00     (00)    (00)    (00)    (00)
(Benefit) provision for income taxes...     00     (00)    (00)    (00)    (00)
                                         -----  ------  ------  ------  ------
Income (loss) before minority interest
 and discontinued operations...........     00     (00)    (00)    (00)    (00)
Minority interest......................      0       0
                                         -----  ------  ------  ------  ------
Income (loss) before discontinued
 operations............................     00     (00)    (00)    (00)    (00)
Loss from discontinued operations, net
 of taxes..............................    --      --      --      --      --
Loss of sale of assets, net of taxes...    --      --      --      --      --
Extraordinary loss from restructure of
 debt, net of taxes....................    --      --       00     --      --
Cumulative effect of change in
 accounting principle..................    --      --       00     --       00
                                         -----  ------  ------  ------  ------
Net Income                               $  00  $  (00) $  (00) $  (00) $  (00)
                                         =====  ======  ======  ======  ======
Basic (Loss) Earnings Per Share of
 Common Stock..........................  $0.00  $(0.00) $(0.00) $(0.00) $(0.00)
Basic Weighted Average Number of Shares
 Outstanding...........................     00      00      00      00      00
Diluted Earnings Per Share of Common
 Stock.................................  $0.00  $(0.00) $(0.00) $(0.00) $(0.00)
Diluted Weighted Average Number of
 Shares Outstanding....................     00      00      00      00      00
EBITDA.................................    (00)     00      00      00      00

Growth Rates:
Operating Revenue......................            0.0%    0.0%            0.0%
Income before taxes discontinued
 operations and cumulative effect of
 change in accounting principle........           -0.0%    0.0%            0.0%
EBITDA.................................            0.0%    0.0%            0.0%

Margins (as a % of Operating Revenue):
Income before taxes discontinued
 operations and cumulative effect of
 change in accounting principle........    0.0%   -0.0%   -0.0%   -0.0%   -0.0%
EBITDA.................................   -0.0%    0.0%    0.0%    0.0%    0.0%
G&A Expense............................    0.0%    0.0%    0.0%    0.0%    0.0%

                                                             As of June 30, 2001
                                                             -------------------
                                                                 As Adjusted
Balance Sheet Data:
Working Capital.............................................        $(00)
Total Assets................................................          00
Total Debt..................................................          00
Stockholders' Equity........................................         (00)

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

   The following discussion should be read together with the consolidated financial statements and the quarterly consolidated condensed financial statements of PlanVista which appear elsewhere in this prospectus. To the extent that this discussion is more limited than the information in the financial statements, you should rely on the financial statements. This prospectus contains, in addition to historical information, forward looking statements as a result of certain factors, including those discussed below and elsewhere in this prospectus.

                         [TO BE PROVIDED BY AMENDMENT]

Quantitative and Qualitative Disclosures About Market Risks

   We are exposed to certain market risks inherent in our financial instruments. These instruments arise from transactions entered into in the normal course of business and, in some cases, relate to our acquisitions of related businesses. We are subject to interest rate risk on our existing line of credit and any future financing requirements. Our fixed rate debt consists primarily of outstanding balances on our notes issued to C G Insurance Services, Inc., the former owner of CENTRA, and certain equipment notes, and our variable rate debt relates to borrowings under our line of credit. See "Management, Discussion and Analysis--Liquidity and Capital Resources."

                                  OUR BUSINESS

Market Overview

   Employer Healthcare Costs Rising. In 2000, employer-sponsored health benefit costs rose 8.1%, for a third straight year of increases more than double the rate of general inflation. Average cost per employee rose from $4,097 in 1999 to $4,430 in 2000, according to a survey of over 3,300 employers released by William M. Mercer, Incorporated. The average increase expected for 2001 is 11.0%, while some employers are expected to face increases of 20.0% or more.

   The following graph shows the annual increases in employer health benefit costs from 1995 through 2001, stated as a percentage. The percentage for 2001 is estimated.

                     1997            0.2%
                     1998            6.1%
                     1999            7.3%
                     2000            8.1%
                     2001E          11.0%


   Growth of Managed Care and PPO Networks. The United States healthcare industry has shifted away from traditional fee-for-service indemnity plans to HMOs, PPOs, and other managed healthcare benefit plan products. This has occurred in order to better serve clients (often large employers) whose financial performance has been increasingly exposed to the increasing cost and utilization of healthcare resources on a per capita basis by their employees. Payers have attempted to control costs through a variety of methods including lowering reimbursement rates, restricting coverage for services, limiting access to a select group of providers, negotiating discounts with healthcare providers, and shifting the economic risk for the delivery of care to providers through alternative reimbursement models, such as capitation and risk pools. Despite payers' attempts to reduce costs, the cost of healthcare has once again begun to experience annual percentage increases more than double the rate of inflation. We believe demand for PPO network services is increasing as payers struggle with rate increases and members (insured individuals and employees) desire more flexibility and control in the selection of their healthcare providers than traditional HMOs offer. Although many national PPO networks exist, the vast majority of PPO networks are local and operate within one state. This creates a significant administrative burden for payers serving large employers who require broad multi-state provider networks.

Industry Fundamentals

   Growth in PPO Enrollment. PPO enrollment in 1999 was estimated by the American Association of PPOs to be 106.8 million people, an increase of 8.6% from the previous year. Enrollment was projected to reach 110.8 million in 2000. We believe that these trends increase the need and opportunity for outsourced services.

   Payers increasingly favor the Company's percent of savings revenue model. The cost of healthcare for employers is increasing dramatically due to rising prices of healthcare services and higher utilization of those services. As a result, we believe payers increasingly favor a revenue model tied directly to the cost savings of their clients' covered members.

   Payer emphasis on claims processing and network efficiency. We believe demand for service providers with a demonstrated ability to lower the costs and turnaround time of processing claims will grow as payers seek to protect their margins and their ability to attract new clients.

   Adoption requirement for Health Insurance Portability and Accountability Act of 1996, known as HIPAA, by 2003. We believe that many industry players are ill-prepared to meet the stringent patient privacy, confidentiality, and electronic transmission standards required by the newly finalized HIPAA regulations. We believe many payers' and providers' legacy systems are not equipped to meet these requirements, and that payers will increasingly engage outsourced service providers to electronically manage and track claims in their endeavors to comply with these rules by February 2003, the date when the rules go into effect.

   Industry Changes Overwhelming Current PPO Claim Repricing Process. We have identified several trends in healthcare, which we believe are driving increased demand for technology-enabled outsourced claim repricing service providers:

  . Increased pressure on payer margins. Payers are struggling to be competitive at the same time as margins are shrinking due to the increasing financial pressures of their client base. The use of technology solutions such as EDI and the Internet dramatically increases claim repricing speed and accuracy leading to significant reduction in operating costs via increased reimbursement levels, improved cash flow and reduced administrative expenses due to lower personnel involvement in process.

  . Demand for greater claims processing efficiency. Payers are increasingly being held to shorter claim turnaround times, greater accuracy, less claim reversals and other performance and member satisfaction measures by their employer clients. Because of high industry complexity, the applications backlog resulting from Year 2000 maintenance, and the generally slow adoption of new information technologies, healthcare entities continue to experience significant challenges attracting and retaining top information technology professionals necessary to develop and support an in-house repricing system.

  . Discounted claims "leakage." Payers want a greater percentage of the claims they pay to be captured (and discounted) by a provider network. We estimate that payers are currently receiving discounts on only 55% of their claim dollars, due to increased out-of-network utilization by covered members.

  . Employers' increased difficulty in securing stop-loss insurance.
    Employers rely on stop-loss insurance to protect their self-funded medical plans from catastrophic losses. Employers are having difficulty in securing this coverage, as many stop-loss underwriters have exited the US marketplace. Employers that use PPO plans combined with other programs to better manage medical care costs are more desirable to the remaining stop-loss carriers.

  . Governmental and regulatory changes affect claim format and processing requirements. Regulations such as HIPAA and measures taken by the National Committee on Quality Assurance (NCQA) and consumers continue to evolve resulting in new standard methods for measuring and reporting healthcare quality, protecting patient privacy and confidentiality, and transmitting claims electronically. Payers will look to outsource with compliant service providers who offer low-cost, turnkey solutions.

  . Claim data submitted in a variety of media (e.g. paper, fax, EDI, and the internet) and data transmission formats. Due to the various stages of technology development at claim sources (such as physician offices, laboratories, hospitals) and the various payers and claim systems in use, repricing systems must allow for receiving claims from various transmission methods as well as returning claims to payers in various claim formats. The electronic processing of healthcare claims is expected to continue to increase while the majority of payers' systems do not support this trend.

  . PPO claims volume is rapidly increasing. Claims repricing demands on a growing number of claims per day requires the integration of more robust software applications and communication technology not traditionally found in payer enterprise systems, along with associated business processes and personnel to support them (such as contract term loading, contract term interpretation, annual updating, payer reporting, etc.)

  . More complex PPO discount terms. PPO plans are becoming increasingly complex with traditional percentage discount terms shifting to Diagnosis Related Group (DRGs), fee schedules, case rates, etc. unique to each provider and/or payer client. While historically most payers' information systems and applications could handle simple percentage discount repricing calculations, most are not well suited for current PPO contract terms requiring detailed, often mechanical, repricing calculations often with the assistance of and interpretation by knowledgeable personnel.

  . Increase in number of PPO plan types per payer. As a result of increased demand from employers to increase their members' choices of providers as well as the need for cost containment due to rising costs and increased utilization by members, payers have developed multiple managed care products, including PPOs, Percentage-of-Savings revenue models (POS), and EPOs. These varied plan types make it time consuming and expensive for payers to quickly identify member coverage and eligibility in order to apply the appropriate repricing formula.

   We believe we are well suited to benefit from these trends which are contributing to increased complexity in the PPO claims repricing process. These trends should make it very difficult for any payer to identify, implement and sustain an appropriate repricing system in-house, especially as payers expand the number of provider networks with which they contract. We anticipate that it will also be difficult and uneconomical for payers to attempt to attract, train, and retain knowledgeable personnel to support the repricing process. As a result, we expect outsourcing is a viable option to lessen the payers' struggle with the lack of strategy, personnel, application and technology infrastructure necessary to create economies of scale in the deployment and ongoing support of these systems.

The PlanVista Solution

   Our NPPN network access enables our payer clients to seamlessly access over 38 local PPO networks by providing one integrated national network. In addition, our technology-enabled claims repricing and claims and network data management services enable our clients to reprice and transmit claims more efficiently and accurately, reducing costs and increasing repricing speed. The following table summarizes our service offerings and benefits:

                                       Description of Service /
 PlanVista Service/Market Served       Features                     Client Benefits
 -------------------------------       ------------------------     ---------------
 NPPN Network Access/                  . Primary and supplemental   . Increases discounts to
  Payers, Network                        provider network             payers on a greater number
  Providers Network Providers                                         of claims
                                       . Broad national coverage    . Increases covered
                                                                      members' provider choices
                                       . Deep discounts             . More adequately meets
                                       . Dominant local market        needs of multi-state
                                         presence                     employers

 Electronic Claims Repricing/          . Accepts paper, EDI, and    . Turnkey solution with limited
  Payers, Providers, Network Providers   Internet claim data from     personnel required
                                         payers
                                       . Transfers data to client   . Reduces claim turnaround time
                                         specific electronic
                                         format
                                       . Edits, formats and         . More efficient claims submission
                                         screens claim data to
                                         meet payer-specific
                                         claim system
                                         requirements
                                       . Repriced claims sent to    . Ultimate claim control--prevents
                                         payer in daily batches,      lost claims
                                         overnight
                                       . HIPAA compliant            . Improved accuracy
                                                                    . Reduces undiscounted claims
                                                                    . Supports high claim volumes and
                                                                      multiple plans per payer

 Claims Management/                    . Real-time, customized      . Improves payer decision making
  Payers                                 reporting                    in designing health plans
                                       . Utilization reports        . Reduces costs
                                         detail total number of
                                         claims incurred,
                                         discounted, and average
                                         discounts
                                       . Cost management,           . Allows for data mining to
                                         demographics case            support contract negotiation
                                         management, procedures,
                                         diagnosis

 Provider Network Data Management/     . Loading and ongoing        . Improves accuracy of claim
  Payers                                 management of fee            repricing
                                         schedules, provider
                                         demographics, and
                                         directories
                                                                    . Higher level of accepted claims
                                                                      due to provider accuracy
                                                                    . Reduces administrative expenses

Growth Strategy

   Our objective is to leverage our established NPPN brand as a leading national PPO network and offer a broad array of technology-based services to existing and new clients using the following strategies:

     Focused Penetration of Payer Market. We plan to increase revenue and profitability of our core PPO network access business by increasing our installed payer client base and leveraging our innovative repricing technology. PlanVista believes it can increase market share by marketing its claims repricing technology (capturing the shift in covered members from HMOs to PPOs), the attractiveness to payer clients of our percentage of savings (POS) vs. per employee per month (PEPM) revenue model, and its demonstrated ability to discount a much larger percentage of claims due to the scale of our national PPO network.

     Leverage Superior Technology. We intend to differentiate ourselves as the PPO industry's technology leader by continuing the rollout of our newly developed electronic claims repricing application to rapidly increase our client base. In addition, we plan to continually introduce new technology-enabled services and improve the speed and accuracy of our existing technology. In March 2001, we released ClaimPassXL, the fifth version of our Internet claim repricing system. By shifting claim repricing submission from paper or fax to the Internet via the ClaimPassXL system, we reduced our claim processing costs and improved turnaround time to payers. For the five months ended May 31, 2001, 97 clients were actively using ClaimPassXL with over 111,000 claims processed, representing over $6.0 million in annualized net revenue.

     Diversify Service Offerings and Target Markets. We plan to significantly increase both the breadth of services we provide and the number of clients we serve by marketing newly established services not only to existing payer clients and network providers, but also to other payers and providers. We recently launched our PlanServ and PayerServ business units which will market solutions specifically addressing the needs of the payer market and healthcare provider market, respectively. We believe the per claim pricing model of PlanServ and PayerServ differentiates us from our competition who require their clients to invest in significant upfront network loading and implementation fees. In May 2001, we announced an agreement with KPMG, LLP to provide PPO network access to foreign nationals seeking medical care in the United States as well as PayerServ services including case management, electronic claim repricing and administrative services. Revenue from this agreement is anticipated to exceed $3.0 million annually. We also intend to pursue new markets for our services, including markets for workers compensation and auto injury claims.

Services

   NPPN Network Access. We provide our payer clients with access to a broad national network, NPPN, that offers deep discounts on healthcare provider services. We provide this access primarily through our arrangements with regional and national PPO networks. PlanVista's integrated network includes over 580,000 physicians, 4,200 acute care hospitals, and 55,000 ancillary care providers. We believe that our network is one of the largest in the United States, based on the number of participating providers. Included in the network are over 380,000 specialists, also making NPPN one of the largest specialist network in the United States.

   We generally enter into agreements with payers that require them to pay a percentage of the cost savings realized from PlanVista's network discounts with participating providers. For the twelve-month period ending May 31, 2001, our total NPPN network access net revenue of $30.5 million included $28.7 million, or 94.1%, of cost savings revenue.

   We believe our established regional PPO network relationships allow us to offer the broadest network with the most preeminent local providers to payers and their covered members in each market. Since the majority of our participating provider arrangements are through local networks, we leverage our long-term contractual relationships with these networks to maintain provider relationships and perform recruitment, credentialing, re-credentialing, and provider relations. Our network contracts generally have renewable terms ranging from one to two years. Because we value the development of long-term relationships with these networks, over 80% of the participating providers have been our partners for more than 3 years.

   Electronic Claims Repricing. PlanVista's electronic claims repricing services benefit both our payer clients and our participating providers. A payer or provider submits a claim to us at the full, undiscounted provider rate, and we electronically "reprice" the claim by calculating the reduced contractual price based on NPPN's negotiated network discount. We return the repriced claims file to the payer electronically, in most cases within a 72-hour period. PlanVista accepts claim information from payers and providers, from traditional methods such as paper and faxed claims and by EDI and Internet submitted claims.

   Claims and Provider Network Data Management. We use our information system capabilities to provide claims management services, such as utilization reports, and data management services, maintenance of fee schedules and updating provider directories, for our payer clients. Our utilization reports generate detailed data regarding savings, including itemization of the total number of claims incurred, number of claims discounted, and average discounts. We also prepare reports for payers that capture information regarding cost management, demographics, case management, provider services, diagnoses, and procedures. Payers can use this information to help design health plans that utilize effective cost control measures, yield favorable loss ratios, and enhance employee benefits. We integrate several components of Cognos software, which permits our provider clients to quickly access vast quantities of claims data to perform a variety of analytic reports.

   Other Services. We provide a variety of additional value-added services to payers and providers including large claim negotiation, catastrophic claim networks, and pharmacy and clinical lab cost containment solutions.

Competition

   PPO Network Access. The PPO industry is highly fragmented. Of the more than 1,000 PPOs in the United States, only a few publicly traded companies have provider networks and claim volumes of meaningful size, such as First Health Group (NASDAQ: FHCC), BCE Emergis/UP&UP (TSE: IFM), and Corvel (NASDAQ: CRVL). The remainder of the competitive landscape is diverse, with major insurance companies and managed care organizations such as Blue Cross Blue Shield, Aetna, WellPoint, and Cigna also offering proprietary PPO networks and services. In addition, the number of independent PPOs has decreased as managed care organizations and large hospital chains have acquired PPOs to administer their managed care business and increase enrollment. The market remains extremely fragmented, and consolidation is expected to continue as the publicly traded companies in the industry seek to acquire additional volume and access to PPO contracts in key geographic markets.

   Electronic Claims Repricing. Currently, the claims repricing service market is fragmented. PlanVista's repricing competitors provide some or all of the services we currently provide. The competitors can be categorized as follows:

  . Large managed care organizations and TPAs with in-house claim processing and repricing systems--Blue Cross Blue Shield, United Health Group, Wellpoint

  . Healthcare information technology companies providing enterprise wide systems to the payer market--McKesson/HBOC (NYSE: MCK), Eclipsys Corp (NASDAQ: ECLP), Perot Systems (NYSE: PER)

  . Healthcare information software vendors selling claim processing products to the provider market--Trizetto Group (NASDAQ: TZIX), HealthAxis (NASDAQ: HAXX), Avidyn/PPO One (NASDAQ: ADYN), as well as several private companies.

   The market for claims repricing services is competitive, rapidly evolving, and subject to rapid technological change. We believe that competitive conditions in the healthcare information industry in general will lead to continued consolidation as larger, more diversified organizations are able to reduce costs and offer an integrated package of services to payers and providers.

   We also believe that existing and potential clients in the healthcare market evaluate the services of competing claims repricing providers on the basis of technology, cost, ease of use, accuracy, and speed.

Intellectual Property/Technology

   Our proprietary technology offers clients the benefits of an open architecture. Using a combination of electronic data interface (EDI) and Internet systems clients can interface with our claims repricing system without incurring significant incremental capital expenditures for hardware or software or having to adopt a specific claim format. The open architecture of the system also improves reliability and connectivity to payer clients and facilitates the cross-selling of other technology-enabled services, in part because of the following characteristics:

     Scalability. Our systems are designed to take full advantage of the client/server environment, UNIX operating systems, and Redundant Array Of Inexpensive Disks, or RAID, technology, allowing our clients to rapidly expand processing capacity in order to accommodate the growth of their businesses.

     Modularity. Our client/server systems have been developed with discrete functionality that can be replicated and utilized with additional hardware. This modularity enables us to optimize application and hardware performance, and take immediate advantage of improvements in hardware and software.

     Redundancy. The implementation of a dual site, geographically dispersed On-Line Transaction Processing, or OLTP, switch (Tampa, Florida and Middletown, New York) and RAID technology for batch processing significantly reduces the risk of business interruption. Each site is designed to be entirely self-supporting open systems. Through the use of open systems architecture, we (and our clients) are able to add new functions to applications without redesigning our applications or architecture.

     Industry Standards. Through the adoption and active use of pertinent standards for healthcare EDI processing, we can support payer client and provider processing requirements and provide standard interfaces to other EDI processing organizations. In addition, we believe our technology will be fully compliant with HIPAA and other data privacy standards.

     Ease of Use. Our products are either Windows-based or GUI-based and function in UNIX, Novell and Windows NT operating environments, thereby enhancing ease of use by PlanVista's clients.

     Telecommunication Offerings. PlanVista was an early adopter of emerging telecommunications systems enabling us to migrate to newer services, such as ISDN, dial to packet, frame relay, virtual private networks, and Internet communications. These new offerings provide us with a competitive advantage through improved service levels and pricing. We have established relationships with multiple telecommunications vendors to ensure reliable connectivity to our EDI clients.

   We rely on trade secret and copyright laws to protect our proprietary technologies, but there can be no assurance that such laws will provide sufficient protection to us, that others will not develop technologies that are similar or superior to ours, or that third parties will not copy or otherwise obtain and use our technologies without authorization. In addition, we rely on some technology licensed from third parties, and may be required to license additional technology in the future. There can be no assurance that these third party technology licenses will be available or will continue to be available to us on acceptable commercial terms. We have filed federal trademark applications for the mark PlanVista Solutions.

                               REGULATORY MATTERS

   Regulation in the healthcare industry is constantly evolving. Federal, state, and local governments, as well as other third-party payors, continue their efforts to reduce the rate of healthcare expenditures. Many of these policy initiatives have contributed to the complex and time-consuming nature of obtaining healthcare reimbursement for medical services.

   This complex environment is made even more difficult by the blurring of the historical distinction between providers and payors. The current trend is for both provider and payor to be accountable for the delivery and the utilization of healthcare services. Providers must ensure that they are properly reimbursed by third-party payors for healthcare services rendered in accordance with pre-established contracts. Likewise, payors must ensure that they are making payments for only those services for which they are responsible and in the dollar amounts specified by these pre-established contracts.

   Although we cannot predict the nature of future healthcare reforms that will be adopted by federal, state, and local governments, we believe that this trend, the consolidation of providers, and the resulting additional information management requirements placed on providers and payors should increase the demand for our offerings, but at the same time it may dramatically increase our cost of providing services.

   We must also comply with regulations pertaining to billing services, primarily involving recordkeeping requirements and other provisions designed to prevent fraud. We believe that we operate in a manner consistent with such regulations as they currently exist but note that the enforcement of these regulations is increasingly more stringent.

   The Health Insurance Portability and Accountability Act of 1996 ("HIPAA") set forth provisions of Administrative Simplification which has had, and will continue to have, a significant effect on developers and users of healthcare information systems. Most recently, final regulations, applicable to all providers, payors, and clearinghouses, were enacted relating to patient information privacy and electronic transactions. The regulations related to patient information privacy establish privacy safeguard standards and implementation procedures that companies will need to follow, including adopting written privacy procedures and training employees. Companies will need to be in compliance with these regulations by April, 2003. The regulations related to electronic transactions provide requirements for electronic transactions and requirements to adopt standard code sets to be used when describing diseases, injuries, causes, etc. Compliance with these regulations is required by October 2002. Additionally, there are proposed regulations relating to security of individual health information and standards for a national employer identifier. Some of the industry's current projections suggest that it will cost healthcare providers two to four times the Year 2000 Project expenditures to properly implement the HIPAA regulatory requirements and many of those healthcare providers will seek assistance from outside vendors to either facilitate the implementation and/or provide clearinghouse translation capabilities as a method to reduce those costs and/or meet the required mandatory implementation dates. As such, while HIPAA could continue to have an adverse affect on the operations of providers and payors and consequently reduce our revenue, we believe we possess technical and managerial knowledge and skills that could benefit healthcare organizations seeking to establish compliance with HIPAA requirements. We have analyzed the extent to which we may need to alter our systems to comply with these regulations and do not believe that there will be significant costs to us in complying with such regulations and expect to be compliant when the regulations become effective.

   Finally, there has been recent proposed legislation to amend the Public Health Service Act and the Employee Retirement Income Security Act of 1974 to protect consumers in managed care plans and other health coverage that could have an impact on our business. Introduced as the Bipartisan Patient Protection Act, this bill, if passed, will apply a uniform federal floor of protections to individuals with private health insurance, thus allowing states to enact more protective standards, and create a timely review process when individuals are denied treatment and prompt claims payment. Additionally, the proposed bill will permit patients to go to court to seek redress for any wrong that causes injury, subjecting both the plan and the issuer to liability.

   As a business participating in the health care industry, our operations are potentially subject to extensive and increasing regulation by various governmental entities at the federal, state, and local level. While we believe our operations are in material compliance with the applicable laws as currently interpreted, we cannot assure you that the regulatory environment in which we operate will not change significantly in the future, which could restrict our existing operations, expansion, financial condition or opportunities for success.

                                   PROPERTIES

   PlanVista's main headquarters are located at 3501 Frontage Road, Tampa, Florida 33607, where PlanVista occupies approximately 22,580 square feet of space. We sublease this facility from HealthPlan Holdings for an annual rental charge of $17.97 per square foot, payable on a monthly basis. This sublease expires June 18, 2002.

   PlanVista also leases space in the Wisner Professional Building located at 419 E. Main Street, Middletown, New York 10940. The monthly payment is approximately $35,600.00, and the lease terminates on June 30, 2002. PlanVista owns no real property.

   We believe that these facilities are adequate for our current and foreseeable needs.

                               LEGAL PROCEEDINGS

   In the ordinary course of business, we may be a party to a variety of legal actions that affect any business, including employment and employment discrimination-related suits, employee benefit claims, breach of contract actions, and tort claims. In addition, because of the nature of our business, we could be subject to a variety of legal actions relating to our business operations, including disputes alleging errors in claims administration, underwriting, or premium billing. We currently have insurance coverage for some of these potential liabilities. Other potential liabilities may not be covered by insurance, insurers may dispute coverage, or the amount of insurance may not cover the damages awarded.

   In January 1997, our former subsidiary, HealthPlan Services, Inc. ("HPSI"), began providing marketing and administrative services for health plans of TMG Life Insurance Company (now known as Clarica Life Insurance Company), with Connecticut General Life Insurance Company ("CIGNA Re") acting as the reinsurer. In January 1999, insureds under this coverage were notified that coverage would be canceled beginning in July 1999. Substantially all coverage under these policies terminated on or before December 31, 2000. In July 1999, Clarica asserted a demand against HPSI for claims in excess of $7 million for breach of contract and related claims, and HPSI asserted breach of contract and various other claims against Clarica. In the third quarter of 1999, we recorded a reserve for the Clarica claim and other claims. In April 2000, Clarica and CIGNA Re jointly submitted a demand for consolidated arbitration in connection with these claims and claims submitted by CIGNA Re for approximately $6 million. The demand for arbitration was subsequently withdrawn, without prejudice to refile separate demands. On or around October 23, 2000, we settled the dispute with Clarica in consideration for our payment of $400,000. CIGNA Re commenced an arbitration proceeding on September 15, 2000, reasserting the claims first brought in the joint arbitration demand described above.

   Pursuant to a Stock Purchase Agreement dated April 1, 2001, as amended by that certain First Amendment to Stock Purchase Agreement dated June 18, 2001, between HealthPlan Services Corporation (n/k/a PlanVista Corporation) and HealthPlan Holdings, Inc., we sold HPSI and assumed the responsibility and liability and the right to any recoveries which may occur as a result of these proceedings. We intend to continue to pursue a vigorous defense related to the CIGNA Re claim. We are currently preparing for arbitration of these claims. While the ultimate financial effect of these claims cannot be fully determined at this time, in the opinion of the management they will not have a material adverse effect on the accompanying financial statements.

                                   EMPLOYEES

   At May 31, 2001, we employed 160 persons. Our employees are not represented by a labor union or a collective bargaining agreement. We regard the relationships with our employees as satisfactory.

                                   MANAGEMENT

Directors, Executive Officers and Key Personnel

   The directors, executive officers and key employees of PlanVista are as follows:

           Name           Age        Position with the Company/Background
           ----           ---        ------------------------------------
 Phillip S. Dingle.......  39 Chief Executive Officer and Director since May
                              2001. Mr. Dingle has been Chief Executive Officer
                              of PlanVista since October 2000. Mr. Dingle
                              served as President and Chief Operating Officer
                              of PlanVista from June 2000 to September 2000, as
                              Executive Vice President and Chief Financial
                              Officer of PlanVista from January 1999 to May
                              2000, and as Senior Vice President and Chief
                              Counsel of PlanVista from August 1996 to December
                              1998. Prior to August 1996, Mr. Dingle was a
                              partner with the law firm of Hill, Ward &
                              Henderson in Tampa, Florida, having joined the
                              firm in May 1990.

 William L. Bennett......  51 Vice Chairman of the Board of PlanVista since
                              January 1998, Chairman of the Board of PlanVista
                              between December 1994 and December 1997, and a
                              director of PlanVista since August 1994. Since
                              February 2000, Mr. Bennett has also been Managing
                              Director of The Monitor Group, a major strategy
                              consulting firm headquartered in Cambridge, MA.
                              Until March 1995, Mr. Bennett served as Chairman
                              and Chief Executive Officer of Noel Group, Inc.
                              ("Noel"), a publicly traded company that held
                              controlling interests in small-to-medium size
                              operating companies. Previously, Mr. Bennett was
                              Co-Chairman and Chief Executive Officer of Noel
                              from November 1991 to July 1994. Mr. Bennett is a
                              director of Sylvan, Inc., a company that produces
                              mushroom spawn and fresh mushrooms. Until
                              November 2000, he was a director of Allegheny
                              Energy, Inc., an electric utility holding
                              company.

 Joseph S. DiMartino.....  57 Director of PlanVista since March 1995. Since
                              January 1995, Mr. DiMartino has been Chairman of
                              the Board of approximately 168 funds in the
                              Dreyfus Family of Mutual Funds. From 1982 to
                              December 1994, he was President, a director, and
                              until August 1994 Chief Operating Officer, of The
                              Dreyfus Corporation, an investment advisor and
                              manager of the Dreyfus Group of Mutual Funds. He
                              also was Chairman of the Board of Noel from
                              February 1995 to November 1997, and Chairman of
                              the Advisory Board of Fletcher Asset Management
                              from April 1998 to June 1999.

 Cherrill Farnsworth.....  52 Director of PlanVista since May 2001. Ms.
                              Farnsworth is the Chairman of the Board,
                              President, and Chief Executive Officer of
                              HealthHelp, Inc., a radiology management services
                              organization. Since 1984, Ms. Farnsworth has been
                              a regular spokesperson for radiology reform for
                              numerous health care associations, including the
                              American Hospital Association, the Society for
                              Magnetic Resonance Imaging, and the American
                              Health Care Radiology Administrators. In addition,
                              she is on the editorial advisory boards of
                              Decisions in Diagnostic Imaging and Specialty
                              Capitation.

 Martin Garcia...........  45 Director of PlanVista since May 2001. Mr. Garcia is Co-Founder of Pinehill Capital Partners, Inc.
                              ("Pinehill"), an investment company, and has been
                              Managing Director of Pinehill since its inception
                              in May 2000. In addition, Mr. Garcia is the
                              Founder, Director, and President of Garcia

           Name           Age        Position with the Company/Background
           ----           ---        ------------------------------------
                              enterprises, a real estate holding company formed
                              in 1988. Mr. Garcia has served on the Board of
                              Directors of Parkway Properties, Inc., a New York
                              Stock Exchange listed, self-administered real
                              estate investment trust with assets of $700
                              million since 1998. Mr. Garcia was a partner with
                              the law firm of Hill, Ward & Henderson, P.A. from
                              1986 to 1998, and is currently Of Counsel with
                              the firm.

 John R. Gunn............  58 Director of PlanVista since November 1994. Since
                              1982, Mr. Gunn has served in various capacities
                              for the Memorial Sloan-Kettering Cancer Center, a
                              medical center and research institute, and is
                              currently its Executive Vice President and Chief
                              Operating Officer and a member of its Board of
                              Managers. Mr. Gunn is a director of the following
                              not-for-profit entities: Empire Blue Cross and
                              Blue Shield, The Greater New York Hospital
                              Association, and the Devereaux Foundation.

 Nancy M. Kane, D.B.A. ..  51 Director of PlanVista since November 1994. Dr.
                              Kane is an author, lecturer, and recognized expert in managed health care. Since 1980, she has been a member of the Harvard School of Public
                              Health faculty, where she has served in the Department of Health Policy and Management.
                              Dr. Kane is a director of the Urban Medical
                              Group, a not-for-profit medical group practice organization.

 John D. Race............  45 Director of PlanVista since October 2000. Mr.
                              Race is Co-Founder, Partner, and Portfolio
                              Manager of DePrince, Race & Zollo, Inc.
                              ("DePrince Race"), an investment advisory firm
                              with approximately $1.9 billion in assets under
                              management. Prior to forming DePrince Race in
                              April 1995, Mr. Race was a Director, Partner, and
                              President of SunBank Capital Management, N.A., an
                              investment subsidiary of SunTrust Banks, Inc.,
                              with $14 billion in assets under management.

 Jeffrey L. Markle.......  52 Director of PlanVista since July 2001, President and Chief Operating Officer of PlanVista since
                              May 2001. From July 1999 to May 2001, Mr. Markle
                              was Executive Vice President--Medical Cost
                              Management, and from June 1998 to June 1999, Mr.
                              Markle was Senior Vice President--Medical Loss
                              Management. From 1996 to 1998, Mr. Markle was
                              Vice President of the US Group Operations for
                              Swiss Re Life & Health, a reinsurance company in
                              Toronto. From 1994 to 1996, he was Vice President
                              and General Manager of the Canadian Operations of
                              Olsten Kimberly Quality Care, a home healthcare
                              company. From 1991 to 1993, he was Chief
                              Operating Officer of Medisys Health Group, Inc.,
                              a preventive health care company in Canada, and
                              from 1989 to 1991 he was President and Chief
                              Executive Officer of Laurentian Health Services.

 Don Schmeling...........  40 Chief Financial Officer of PlanVista since July
                              2001. Previously, Mr. Schmeling was a financial
                              business consultant, and from May 1999 to October
                              2000, he was Vice President and Chief Financial
                              Officer of Hydrogen Media, Inc.; from February
                              1997 to May 1999 he was a partner at Grant
                              Thornton LLP; and from July 1995 to February 1997
                              he was Director of Finance at Uniroyal Technology
                              Corporation. Prior to that, and since 1983, he
                              had worked at Deloitte & Touche LLP.

 Jim Kearns..............  43 Senior Vice President, Operations and Technology
                              of PlanVista since May 2001. Mr. Kearns started
                              his career in managed care approximately 19 years
                              ago. He joined NPPN, the predecessor to PlanVista
                              Solutions,

           Name           Age        Position with the Company/Background
           ----           ---        ------------------------------------
                              Inc. in 1996. Previously, Mr. Kearns was a
                              rehabilitation consultant for Prudential Property
                              and Casualty Insurance Company and was directly
                              responsible for the development of and state
                              certification for two MCOs: Health Network Inc.
                              of New Jersey and Compsource, the Workers comp
                              Subsidiary of Blue Cross Blue Shield of New
                              Jersey.

 Robert Martin...........  46 Senior Vice President, PlanServ/PayerServ of
                              PlanVista since May 2001. Previously, he was a
                              partner at the actuarial and consulting firm
                              Dion-Durrell & Associates, where his key clients
                              included health care companies, third-party
                              administrators, health care networks and
                              insurance companies. From 1995 to 1998, Mr.
                              Martin was Vice President of Market Development
                              for Swiss Re Life and Health; from 1981 to 1995
                              he led the Insurance Line of Business for Bank of
                              Montreal.

 Alan Ross...............  48 Senior Vice President, Corporate Development and
                              Strategy for PlanVista since May 2001.
                              Previously, Mr. Ross served as Senior Vice
                              President of Marketing and Sales for PlanVista
                              Solutions, Inc. from February 2000 to May 2001,
                              and as Senior Vice President of Business
                              Development for PlanVista from February 1999 to
                              February 2000. Mr. Ross also served as
                              PlanVista's Senior Vice President of Human
                              Resources from August of 1997 through February
                              1999. Mr. Ross joined PlanVista following a 16-
                              year career with Dun & Bradstreet Corporation
                              where he served in a variety of roles, being
                              responsible for human resources, international
                              corporate development, the Yellow Pages,
                              software, and consumer market research
                              businesses.

Compensation of Directors

   We reimburse all directors for out-of-pocket expenses, including travel expenses, related to attendance at Board and committee meetings. Directors who are also our employees receive no additional compensation for their service on the Board and Board committees. Each director who is not an employee is entitled to a quarterly retainer fee of $1,250 and an additional fee of $500 for each Board meeting and committee meeting attended.

   Pursuant to our 1997 Directors Equity Plan, each non-employee director may receive common stock rather than a cash retainer fee as compensation for each quarter in which the director serves on the Board. The shares issued for each quarter have a value equal to $2,500, which is calculated based on the fair market value of our common stock at the end of the quarter. An eligible director may make an irrevocable election not to participate in the Directors Equity Plan in any year and instead receive quarterly cash retainers. The aggregate number of shares of common stock available for awards under the Directors Equity Plan is 100,000, subject to specified adjustments in the event of changes in the outstanding shares of common stock.

   Each director who is not an employee of PlanVista also participates in our 1995 Directors Stock Option Plan (the "Directors Option Plan"). Pursuant to the Directors Option Plan, each non-employee director automatically receives an option to purchase 12,000 shares of our common stock, effective as of the later of (1) May 18, 1995 (the business day immediately preceding the day that our securities were first offered to the public in an underwritten initial public offering), or (2) the date of the director's election to the Board. The Directors Option Plan further provides that each non-employee director will be granted an additional option to purchase 12,000 shares of common stock if such director is reelected to the Board of Directors at PlanVista's annual meeting of stockholders which follows such director's fourth complete year of service on the Board. All options vest over a four-year period from the date of grant, with 20% of the options becoming exercisable on the grant date and 20% becoming exercisable on each of the next four anniversaries of the grant date. In the event of any merger, consolidation, or sale of substantially all of the assets of PlanVista, we at our option may accelerate vesting of the outstanding Directors Option Plan options, subject to applicable law. The exercise price of each option is the fair market value of our common stock as of the grant date. The aggregate number of shares of common stock available for awards under the Directors Option Plan is 360,000, subject to specified adjustments in the event of changes in the outstanding shares of common stock.

Executive Compensation

   The following table shows information concerning all cash and non-cash compensation paid by PlanVista for services to the Chief Executive Officer and each of the four other most highly compensated executive officers of PlanVista whose cash compensation exceeded $100,000 during the fiscal year ended December 31, 2000 and for the two preceding fiscal years if such individual was employed by us during that time.

                           Summary Compensation Table

                                                           Long-Term
                               Annual Compensation        Compensation
                              ------------------------ ------------------
                                                           Securities
   Name and Principal                                      Underlying         All Other
      Position(1)        Year Salary($)    Bonus($)(2) Options/SARs(#)(3) Compensation($)(4)
   ------------------    ---- ---------    ----------- ------------------ ------------------
Phillip S. Dingle....... 2000 $232,732      $190,000        133,000            $ 3,500
 President and Chief     1999  174,385       100,000         25,000              3,333
 Executive Officer       1998  149,558        53,250            --               1,398

Jeffrey L. Markle....... 2000  191,633        90,000         70,000              1,278
 Executive Vice          1999  165,079        80,000         15,000                572
 President               1998   78,077(5)     24,000         15,000             48,866

Jeffery W. Bak.......... 2000  182,271        70,719         66,500              3,500
 Executive Vice          1999  173,618        78,400         25,000              3,297
 President               1998  135,379        53,250            --               1,650

James K. Murray, Jr. ...
 Chairman of the Board   2000  171,808           --             --               3,436
 and former Chief        1999  378,056        99,375         35,000              3,333
 Executive Officer       1998  364,000        82,810            --               1,580

George E. Lucco......... 2000  156,299(6)        --          50,000(7)           3,126
 Former Executive Vice   1999  174,702           --          20,000(7)           3,333
 President               1998  166,400        37,440            --               1,405

--------
(1) Indicates each Named Officer's position with the Company as of December 31, 2000. Mr. Murray retired from his position as Chief Executive Officer on May 31, 2000 and from the Board of Directors on May 23, 2001. Messrs. Lucco and Bak left PlanVista in October 2000 and June 2001, respectively, in connection with the divestiture of the business segments with which they were associated.
(2) Represents bonus compensation awarded for the executive's performance in the year indicated, but paid in the subsequent year.
(3) Refers to incentive stock options granted during the stated fiscal year under either the Company's 1995 Incentive Equity Plan or the Company's Amended and Restated 1996 Employee Stock Option Plan. The Incentive Plan and the Employee Option Plan provide for grants of stock options to employees of the Company, as determined by the Compensation Committee of the Board of Directors. The Compensation Committee may grant these options as incentive options, which qualify for certain favorable tax treatment, or as non-qualified options. The Compensation Committee has the authority to set the exercise price for options at the time of grant, except that the exercise price of an incentive option may not be less than the fair market value of the Common Stock on the grant date. Each option grant reflected in the table vests over a four-year period from the date of the grant, with 20% of the options becoming vested on the grant date and 20% becoming vested on each successive anniversary of the grant date, until the options become fully vested on the fourth anniversary of the grant date. In the event of any merger or other transaction in which the Company does not survive, the Compensation Committee at its option may accelerate the vesting of all outstanding Incentive Plan and Employee Option Plan options, subject to applicable law.
(4) Consists of Company contributions to each Named Officer's account under the Company's Profit Participation 401(k) Plan. Does not include the amount of life insurance premium payments allocable to each Named Officer. The Company provides all employees with life insurance benefits that are generally equal to two years base salary, subject to certain adjustments. In the case of Mr. Markle's 1998 compensation, this amount also includes reimbursement for relocation expenses.
(5) Mr. Markle joined the Company in June 1998.
(6) Represents a partial year due to Mr. Lucco's departure in October 2000.
(7) These options have expired.

Stock Options

   The following table shows the individual grants of stock options made to PlanVista's officers and directors named in the Summary Compensation Table during the year ended December 31, 2000:

                     Option/SAR Grants in Last Fiscal Year

                                                                         Potential Realizable Value at
                                                                         Assumed Annual Rates of Stock
                                                                         Price Appreciation for Option
                                      Individual Grants(1)                    Term (10 Years)(2)
                         ---------------------------------------------- -------------------------------
                          Number of    % of Total                             5%              10%
                          Securities  Options/SARs Exercise             --------------- ---------------
                          Underlying   Granted to   or Base              Per             Per
                         Options/SARs Employees in   Price   Expiration Share Aggregate Share Aggregate
      Name               Granted (#)  Fiscal Year  ($/Share)    Date    Value   Value   Value   Value
      ----               ------------ ------------ --------- ---------- ----- --------- ----- ---------
Phillip S. Dingle.......   133,000         17        2.50    6/13/2010  $1.60 $212,800  $3.99 $532,670
Jeffrey L. Markle.......    70,000          9        2.50    6/13/2010   1.60  112,000   3.99  279,300
Jeffery W. Bak..........    66,500          9        2.50    6/13/2010   1.60  106,400   3.99  265,335
James K. Murray, Jr. ...         0        --          --           --     --       --     --       --
George E. Lucco.........         0        --          --           --     --       --     --       --

--------
(1) Consists of option grants under the Employee Stock Option Plan and the Incentive Equity Plan. Each option grant vests over a four-year period from the grant date, with 20% of the options becoming vested on the grant date and 20% becoming vested on each successive anniversary of the grant date, until the options become fully vested on the fourth anniversary of the grant date.
(2) The dollar gains under these columns result from calculations assuming 5% and 10% growth rates, as set by the Securities and Exchange Commission, and are not intended to forecast future price appreciation of PlanVista's Common Stock. The gains reflect a future value based upon growth at the prescribed rates. PlanVista is not aware of any formula which will determine with reasonable accuracy a present value based on future unknown or volatile factors. Options have value to the Named Officers and to all option recipients only if the price of PlanVista's Common Stock advances beyond the applicable option exercise price during the effective option period.

   Aggregated Option Exercises During 2000 and Fiscal Year-End Option Values

   The following table shows information related to the stock options held during 2000 by each of the executive officers named in the Summary Compensation Table, specifying the stock options exercised in 2000 and the value realized upon the exercise of such options, and the number and value of securities underlying unexercised options at December 31, 2000. PlanVista does not have any outstanding stock appreciation rights.

                                                      Number of
                                                      Securities
                                                      Underlying        Value of
                                                     Unexercised     Unexercised In-
                                                      Options at    The-Money Options
                                                     Fiscal Year     at Fiscal Year
                            Shares                     End (#)         End(2) ($)
                         Acquired On     Value     Exercisable(1) / Exercisable(1) /
          Name           Exercise (#) Realized ($)  Unexercisable     Unexercisable
          ----           ------------ ------------ ---------------- -----------------
Phillip S. Dingle.......     -0-          -0-       83,100/125,400  $179,550/$718,200
Jeffery L. Markle.......     -0-          -0-        29,000/71,000  $ 99,540/$381,360
Jeffery W. Bak..........     -0-          -0-        57,500/72,200  $ 89,775/$359,100
James K. Murray, Jr. ...     -0-          -0-          2,400/9,600  $ 17,088/$ 68,352
George E. Lucco ........     -0-          -0-            0/0               0/0

--------
(1) Indicates shares that were vested and available for exercise as of December 31, 2000.
(2) Value was computed as the difference between the exercise price and the $9.25 per share last reported sale price of the Company's Common Stock on December 29, 2000, as reported by the New York Stock Exchange.

Employment Agreements

   Effective June 1, 2000, we entered into an Employment and Noncompetition Agreement with Phillip S. Dingle, our Chief Executive Officer. The Agreement ended after a one-year term, on May 31, 2001, but was automatically renewed for another year, and will continue to be automatically renewed for successive one-year terms unless either party terminates prior to one hundred twenty (120) days before a renewal date. The Agreement entitles Mr. Dingle to an annual base salary of not less than $275,000 and a bonus to be calculated based on our financial performance and achievement of specified corporate objectives. As further provided by the Agreement, in June 2000 the Compensation Committee awarded Mr. Dingle an option to purchase 133,000 shares of common stock. The Agreement generally provides that if Mr. Dingle's employment is terminated without cause, as defined in the Agreement, then Mr. Dingle will be entitled to an amount equal to one times his annual base salary, plus the aggregate amount of his base salary which is due during the remaining portion of the current Agreement term. The Agreement contains noncompete and nonsolicitation restrictions that will survive termination of Mr. Dingle's employment with PlanVista.

   Effective on June 1, 2001, we entered into an Employment and Noncompetition Agreement with Jeffrey Markle, our President and Chief Operating Officer. The Agreement terminates on May 31, 2002, and will continue to be automatically renewed for successive one-year terms unless either party terminates prior to one hundred twenty (120) days before a renewal date. The Agreement entitles Mr. Markle to an annual base salary of not less than $220,000 and a bonus to be calculated based on our financial performance and achievement of specified corporate objectives. Mr. Markle will also be entitled to participate in other employee benefits of PlanVista, such as our employee stock option plan. The Agreement generally provides that if Mr. Markle's employment is terminated without cause, as defined in the Agreement, then Mr. Markle will be entitled to an amount equal to one times his annual base salary, plus the aggregate amount of his base salary which is due during the remaining portion of the current Agreement term. The Agreement contains noncompete and nonsolicitation restrictions that will survive termination of Mr. Markle's employment with PlanVista.

Employee Stock Purchase Plan

   Our 1996 Employee Stock Purchase Plan (the "Plan") was adopted to provide employees, including executive officers, with an opportunity to acquire shares of common stock of PlanVista at a reduced price.

Under the terms of the Plan, an employee may authorize a payroll deduction of a specified dollar amount per pay period. The proceeds of that deduction are used to acquire shares of our common stock on the offering date. The number of shares acquired is determined based on 85% of the closing price of our common stock on the New York Stock Exchange on the offering date. The Plan does not allow non-employee directors to participate. The Plan allows participation by any non-union employee who has been employed by us for more than one year. Participation in the Plan is voluntary, and therefore the amount and value of shares that will be acquired in the future pursuant to the Plan cannot be determined at this time. During the fiscal year 2000, 2,286 employees were eligible to participate in the Plan, but following the divestiture of our TPA and MGU businesses that number is greatly reduced since our total number of employees is currently 160. Currently the termination date for offerings of stock under the Plan is June 30, 2004.

Executive Compensation Programs

   We also maintain incentive plans under which each executive officer, including the Chief Executive Officer, may be paid a cash bonus for each fiscal year. The bonuses are dependent primarily on our financial performance and achievement of strategic corporate objectives established by us at the start of each fiscal year. Financial performance objectives include targets for earnings.

Report of the Compensation Committee

   The Compensation Committee of the Board of Directors, which is composed of four outside Directors, acts on behalf of the Board of Directors in determining the compensation of PlanVista's executive officers. In addition to making salary and bonus determinations, the Compensation Committee is authorized to grant stock options, stock appreciation rights, and restricted stock to PlanVista's executive officers under PlanVista's Incentive Equity Plan and Employee Stock Option Plan.

 Compensation Objectives

   The philosophy underlying PlanVista's compensation programs is to align executive officer compensation with increases in stockholder value. A key objective is to ensure that a major portion of each executive officer's compensation is linked to significant improvements in PlanVista's overall performance. Another key objective is to make it possible for us to attract, retain, and reward executives who will lead PlanVista in achieving or exceeding corporate performance goals.

 Executive Compensation Programs

   Our executive officer compensation programs, which contain no special perquisites, include three principal elements: base salary, cash bonus, and incentive equity awards. Our objective is to emphasize bonuses and incentive equity awards rather than base salary. In making compensation determinations, we review the historical compensation levels of each executive officer, evaluate the executive officer's past performance, and assess the expected future contributions of the executive officer. We also consider generally available information regarding compensation prevailing in the industry, but do not utilize any particular indices.

   Our incentive equity compensation includes stock options, stock appreciation rights, and restricted stock awards. These equity incentives are instrumental in promoting the alignment of long-term interests between our executive officers and stockholders; an executive officer realizes gains only if he or she remains with PlanVista for a specified length of time, and (in the case of stock options and stock appreciation rights) only if the stock price increases over the fair market value at the date of grant. In determining the amount of such incentive equity grants, we evaluate the job level of the executive officer, responsibilities to be assumed by the executive officer, responsibilities of the executive officer in prior years, and the aggregate amount of all awards made to executive officers in prior years. Our incentive equity program has emphasized stock option grants, rather than awards of restricted stock or stock appreciation rights. We generally provide stock options through initial option grants at the date of hire and periodic additional grants. It has been our practice to fix the exercise price of stock options, which generally become exercisable in equal annual installments over a period of four years beginning on the date of grant, at 100% of the fair market value on the grant date.

   We also maintain incentive plans under which each executive officer, including the Chief Executive Officer, may be paid a cash bonus for each fiscal year. The bonuses are dependent primarily on PlanVista's financial performance and achievement of strategic corporate objectives we establish at the start of each fiscal year. Financial performance objectives include targets for earnings.

 2000 Executive Compensation

   In June 2000, the Compensation Committee awarded 778,000 stock options to 69 employees, including each of PlanVista's current executive officers who were then employed by us. No shares of restricted stock or stock appreciation rights were granted in 2000.

 2000 Chief Executive Officer Compensation

   The Chief Executive Officer's compensation is determined generally in accordance with the factors described above applicable to all executive officers. In June 2000, the Compensation Committee awarded the new Chief Executive Officer, Phillip Dingle, an option to purchase 133,000 shares of Common Stock. The amount of the option grant reflected the senior position held by Mr. Dingle, the contributions made by Mr. Dingle to PlanVista in 2000 prior to becoming the Chief Executive Officer, and contributions anticipated to be made by Mr. Dingle in the future. The Compensation Committee awarded Mr. Dingle a bonus of $190,000 for his contributions during 2000. The amount of the bonus was based on Mr. Dingle's achievement of certain predetermined corporate objectives during 2000.

                                          COMPENSATION COMMITTEE:

                                          John D. Race
                                          William L. Bennett
                                          Joseph S. DiMartino
                                          John R. Gunn

Stock Performance Graph

   As part of the executive compensation information presented in this prospectus, the Securities and Exchange Commission requires a comparison of stock performance of our company with stock performance of (1) a broad equity index such as the Wilshire 5000 Index, and (2) either a published industry index or a peer group index constructed by us.

   The graph below compares the cumulative total stockholder return on our common stock with the cumulative total return on the Wilshire 5000 Index and the Russell 2000-Health Care Index (assuming the investment of $100 in our common stock, the Wilshire 5000 Index, and the Russell 2000-Health Care Index on December 31, 1995).

                        [PERFORMANCE GRAPH APPEARS HERE]

                 12/95 3/96 6/96 9/96 12/96 3/97 6/97 9/97 12/97 3/98 6/98 9/98 12/98 3/99 6/99 9/99 12/99 3/00 6/00 9/00 12/00
                 ----- ---- ---- ---- ----- ---- ---- ---- ----- ---- ---- ---- ----- ---- ---- ---- ----- ---- ---- ---- -----
PVC Common
 Stock..........  100   92   92   88    85   68   76   86    85  107   72   44    48   30   30   33    16   21   10   24    42
Wilshire 5000...  100  106  110  113   121  122  143  157   159  180  184  162   197  204  220  205   243  252  241  241   217
Russell 2000
 Health Care
 Sector.........  100  104  105   99    95   87   99  113   105  114  103   85   109   97  108  103   128  148  176  201   188

Compensation Committee Interlocks and Insider Participation

   The Compensation Committee of the Board is composed of four directors: John
D. Race, William L. Bennett, Joseph S. DiMartino, and John R. Gunn, none of whom is or was an officer or employee of PlanVista or its subsidiaries. There are no interlocks between any of the members of our Compensation Committee and our officers and other directors.

   During 2000, the Compensation Committee was composed of Joseph Califano, Vincent D. Farrell, James G. Niven and Arthur Weinbach. Mr. Weinbach is Chairman and Chief Executive Officer of Automatic Data Processing, Inc. ("ADP"). As required by a December 1996 agreement under which ADP purchased approximately 9% of PlanVista's Common Stock, Mr. Weinbach was elected to PlanVista's Board of Directors in February 1997. ADP has provided payroll and stockholder distribution services for PlanVista since 1995. During 2000, we paid ADP approximately $162,000 for these services. Mr. Califano is also a director of ADP. Messrs. Califano and Weinbach did not stand for reelection at the 2001 annual meeting of stockholders of PlanVista.

                              CERTAIN TRANSACTIONS

   In December 1996, PlanVista entered into an agreement with Noel Group, Inc. and ADP under which Noel agreed to sell 1,320,000 shares of our common stock to ADP at a purchase price of $20 per share. Upon completion of this transaction on February 7, 1997, ADP owned approximately 9% of our common stock. As required by the ADP Agreement, Arthur F. Weinbach, Chairman and Chief Executive Officer of ADP, was elected to the Board of Directors of PlanVista in February 1997. ADP has provided payroll and stockholder distribution services for us since 1995. During 2000, we paid ADP approximately $162,000 for these services.

   On May 18, 2001, two directors, John D. Race and William L. Bennett each made short-term loans to PlanVista in the amount of $250,000 each. The loans are subordinated, unsecured and payable at prime plus 4% per annum. The loans are repayable at the earlier of August 31, 2001 and the date PlanVista repays its existing bank loans pursuant to its June 8, 2000 credit agreement with its senior lenders. On June 18, 2001, we sold our small group TPA and MGU business units to HealthPlan Holdings, Inc., an affiliate of Sun Capital Partners, Inc., through HealthPlan Holdings's purchase of all the stock of HPSI, a wholly-owned subsidiary of PlanVista. Jeffery Bak, who was an Executive Vice President of PlanVista until the closing of the transaction, was offered by HealthPlan Holdings the opportunity to purchase an interest in the transferred business. As part of the sale of our TPA and MGU business to HealthPlan Holdings, we issued to HealthPlan Holdings (a) 811,726 shares of common stock, including shares issued in connection with HealthPlan Holdings coverage of certain pre-closing liabilities of HPSI, and (b) a $5 million face value 6% Subordinated Secured Convertible Note (the "HealthPlan Holdings Note"). The HealthPlan Holdings Note is convertible, in whole or in part, at HealthPlan Holdings's option into common stock based on the average closing price of the common stock on the 10 trading days prior to conversion, subject to a minimum price of $4.00 per share and guarantees HealthPlan Holdings the issuance of sufficient shares so as to give them, on the sale of such securities, $5.0 million in gross proceeds plus any accrued unpaid interest. In connection with these transactions, we have granted registration rights to HealthPlan Holdings that cover 811,726 shares of common stock and any shares issuable under the Note, pursuant to which we have committed to file this registration statement with the SEC.

   On July 2, 2001, we sold $3.3 million of our common stock in a private transaction to certain investment accounts managed by DePrince, Race and Zollo, Inc. Director John Race is one of the principals of DePrince, Race and Zollo, Inc. These shares were sold at a 15% discount from the average trading price of the common stock on the New York Stock Exchange during the ten-day trading period preceding the closing of the transaction. We believe that the price paid for the shares was reflective of the market price for restricted securities, since the Board of Directors had retained William Blair & Co. to raise funds in a private equity placement and the target price for such transaction was, as recommended by William Blair & Co. as being reflective of the market for such securities, a 15-20% discount from the trading price of the common stock on the New York Stock Exchange. In addition, the Audit Committee of the Board of Directors, with Mr. Race not participating, reviewed the transaction and recommended it. On July 9, 2001, another account managed by DePrince, Race and Zollo, Inc. purchased an additional $500,000 of our common stock, at the same discount as the shares purchased on July 2, 2001. The total shares issued through these transactions is 553,500. The proceeds of all such sales have been applied to pay certain outstanding pre-closing liabilities of the divested businesses. As part of these placements, we are currently negotiating registration rights covering the 553,500 shares of common stock with the accounts managed by DePrince Race and Zollo, Inc.

                             PRINCIPAL STOCKHOLDERS

   The following table presents information as of June 30, 2001 (unless otherwise indicated) with respect to the beneficial ownership of our common stock (1) by each person (or group of affiliated persons) who is known by PlanVista to own beneficially more than five percent of our common stock, (2) by each of our current directors, (3) by each executive officer named in the Summary Compensation Table (see "Management--Executive Compensation"); and (4) by all directors and executive officers as a group. Beneficial ownership is determined under the rules of the Securities and Exchange Commission, or SEC. These rules deem common stock subject to options currently exercisable, or exercisable within 60 days, to be outstanding for purposes of computing the percentage ownership of the person holding the options or of a group of which the person is a member, but they do not deem such stock to be outstanding for purposes of computing the percentage ownership of any other person or group. To our knowledge, except under applicable community property laws or as otherwise indicated, each person named in the table has sole voting and sole investment control with regard to all shares beneficially owned by such person.

                                                                  Shares
                                                               Beneficially
                                                                Owned as of   Percent of
 Name and Address of Beneficial Owner  Position with Company   June 30, 2001    Class
 ------------------------------------ ----------------------   -------------  ----------
 Phillip S. Dingle................... Chairman of the Board,       136,637(1)       *
  3501 Frontage Road                  Director, and Chief
  Tampa, FL 33607                     Executive Officer

 James K. Murray, Jr. ............... Former Chairman of the       663,754(2)     4.6%
  777 S. Harbour Island Blvd.         Board and Director
  Suite 760
  Tampa, FL 33602

 William L. Bennett.................. Vice Chairman of the         247,265(3)     1.8%
  2 Canal Park                        Board and Director
  Cambridge, MA 02141

 Joseph S. DiMartino................. Director                      59,201(4)       *
  22 E. 67th Street
  New York, NY 10021

 Cherrill Farnsworth................. Director                           0          *
  333 North Sam Houston Parkway
  Suite 1285
  Houston, TX 77060

 Martin L. Garcia.................... Director                           0          *
  1122 94th Avenue North
  St. Petersburg, FL 33702

 John R. Gunn........................ Director                      30,732(5)       *
  1275 York Avenue
  New York, NY 10021

 Nancy M. Kane, D.B.A. .............. Director                      30,282(6)       *
  677 Huntington Avenue
  Boston, MA 02115

 John D. Race........................ Director                   5,283,080(7)    36.2%
  201 S. Orange Avenue,
  Suite 850
  Orlando, FL 32801

                                                                 Shares
                                                              Beneficially
                                                               Owned as of    Percent of
 Name and Address of Beneficial Owner Position with Company   June 30, 2001     Class
 ------------------------------------ ---------------------   -------------   ----------
 Jeffrey W. Bak...................... Former Executive Vice       106,956(8)        *
  3501 Frontage Road                  President
  Tampa, FL 33607

 George E. Lucco..................... Former Executive Vice             0(9)        *
  3401 Morse Crossing                 President
  Columbus, OH 43219

 Jeffrey L. Markle................... President and Chief          59,000(10)       *
  3501 Frontage Road                  Operating Officer
  Tampa, FL 33607

 Automatic Data Processing, Inc. ....           --              1,320,000         9.1%
  One ADP Boulevard
  Roseland, NJ 07068

 DePrince, Race & Zollo, Inc. .......           --              5,109,100(11)    35.0%
  201 S. Orange Avenue,
  Suite 850
  Orlando, FL 32801

 Dimensional Fund Advisors Inc. .....           --              1,097,605(12)     7.5%
  1299 Ocean Avenue
  11th Floor
  Santa Monica, CA 90401

 HealthPlan Holdings, Inc. ..........           --              1,429,329(13)     9.8%
  5200 Town Center Road
  Suite 470
  Boca Raton, FL 33486

 All Directors and Executive                    --              5,938,205(14)    40.7%
  Officers...........................
  as a group (includes 13 persons)

--------
   * Less than one percent.
 (1) Includes 122,700 shares issuable upon exercise of options that are exercisable within 60 days of June 30, 2001.
 (2) This information is as of March 12, 2001, since Mr. Murray elected not to stand for reelection to the Board of Directors of PlanVista in May 2001 and has not provided information subsequent to that date. Includes 9,156 shares held by a private company with respect to which Mr. Murray shares investment and voting power; Mr. Murray disclaims beneficial ownership in such shares except to the extent of his interest in such private company. Also includes: 50,000 shares held by Mr. Murray's wife, as to which shares Mr. Murray disclaims beneficial ownership; 593,803 shares held by a family limited partnership with respect to which Mr. Murray shares investment and voting power; and 2,400 shares issuable upon exercise of options that are exercisable within 60 days of March 12, 2001.
 (3) Includes 4,800 shares issuable upon exercise of options that are exercisable within 60 days of June 30, 2001. Also includes 3,609 shares held by Mr. Bennett's children, as to which Mr. Bennett disclaims beneficial ownership.
 (4) Includes 19,200 shares issuable upon exercise of options that are exercisable within 60 days of June 30, 2001.
 (5) Includes 9,600 shares issuable upon exercise of options that are exercisable within 60 days of June 30, 2001.

 (6) Includes 19,200 shares issuable upon exercise of options that are exercisable within 60 days of June 30, 2001. Also includes 1,450 shares held by Dr. Kane as custodian for her minor child.
 (7) Includes 2,400 shares issuable upon exercise of options that are exercisable within 60 days of June 30, 2001. Also includes 5,109,100 shares beneficially owned by DePrince, Race & Zollo, Inc. ("DePrince Race"), with respect to which shares Mr. Race disclaims beneficial ownership. Mr. Race is a Partner and Portfolio Manager of DePrince Race.
 (8) Includes 104,200 shares issuable upon exercise of options that are exercisable within 60 days of June 30, 2001.
 (9) Mr. Lucco resigned from his position with PlanVista in 2000 in connection with the sale of PlanVista's Large Group TPA business.
(10) Includes 54,000 shares issuable upon exercise of options that are exercisable within 60 days of June 30, 2001.
(11) The information set forth in the table and this footnote regarding shares beneficially owned by DePrince Race as of June 30, 2001 is based on information provided to the Company by DePrince Race.
(12) The information set forth in the table and this footnote regarding shares beneficially owned by Dimensional Fund Advisors Inc. ("Dimensional") as of December 31, 2000 is based on information provided to the Company by Dimensional.
(13) Includes 67,360 shares issuable upon conversion of HealthPlan Holdings Note (this number assumes the June 28, 2001 market price of $8.099 per share will be the same upon conversion).
(14) Includes 27,000 shares issuable upon exercise of options that are exercisable within 60 days of June 30, 2001.

                              SELLING STOCKHOLDERS

   The following table shows information as of July 24, 2001, except as otherwise noted, with respect to the number of shares of common stock beneficially owned or to be acquired by each of the selling stockholders and assumes that all shares subject to vesting schedules and conditions have vested. The shares offered hereby were acquired by the selling stockholders directly from PlanVista through private transactions exempt from registration under the Securities Act of 1933, as amended.

                                            Number of Shares  Number of Shares
                                            of Common Stock   of Common Stock
                                           Beneficially Owned  Registered in
           Selling Stockholder             Prior to Offering   this Offering
           -------------------             ------------------ ----------------
HealthPlan Holdings, Inc..................     1,326,935*          811,726
First Union National Bank.................        11,785            11,785
Bank of America, N.A......................        10,714            10,714
Fleet National Bank.......................         8,572             8,572
SunTrust Bank.............................         8,572             8,572
SouthTrust Bank, .........................         7,500             7,500
Credit Lyonnais, New York Branch..........         7,500             7,500
Cooperatieve Centrale Raiffeisen-
 Boerenleebank Ba "Rabobank Nederland",
 New York Branch..........................         7,500             7,500
Hibernia National Bank....................         4,285             4,285
Fifth Third Bank, Central Ohio............         4,285             4,285
AmSouth Bank..............................         4,285             4,285
Iceplate & Co. (ConAgra Inc.).............       382,400            73,500
NCR Pension Trust.........................       947,800           198,000
Raytheon Master Pension Trust.............       418,900            87,000
Georgia Pacific Corporation...............       380,600            69,000
Halliburton...............................       615,400           126,000

--------
* As disclosed in HealthPlan Holdings, Inc.'s 13G filed on June 29, 2001, which includes the securities issuable upon conversion of the $5,000,000 Subordinated Secured Convertible Note.

                          DESCRIPTION OF CAPITAL STOCK

Capital Stock

   Our Certificate of Incorporation authorizes the issuance of up to 100,000,000 shares of common stock and 20,000,000 shares of preferred stock, the rights and preferences of which may be established from time to time by our Board of Directors. As of March 12, 2001, 13,715,421 shares of common stock and no shares of preferred stock outstanding. As of March 12 2001, we had approximately 347 shareholders.

   Common Stock. Each share of common stock entitles its holder to one vote. The holders of Common Stock are entitled to receive ratably such dividends, if any, as the Board of Directors may declare from time to time out of funds legally available. See "Dividend Policy." In the event of liquidation, dissolution or winding up of PlanVista, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of Common Stock are fully paid and nonassessable, and the shares of common stock to be outstanding upon completion of this offering will be fully paid and nonassessable.

   Preferred Stock. PlanVista has authority to issue 20,000,000 shares of preferred stock, with our Board of Directors having the authority to issue such series of preferred stock, with the designations, powers, preferences, performances and rights as the Board shall determine. The issuance of the preferred stock may have the effect of delaying, deferring or preventing a change in control of PlanVista without further action by the stockholders and may adversely affect the voting control to others. While there are currently no shares of preferred stock outstanding, our Board has established two series of preferred stock: Series A Preferred Stock, consisting of 100,000 shares of Series A Preferred Stock, par value $.01 per share, and Series B Preferred Stock, consisting of 18,900,000 Series B Preferred Stock, par value $.01 per share. The Series A Preferred Stock is entitled to vote for the election or removal of the directors and on all other matters on which stockholders are entitled to vote under the General Corporation Law of the State of Delaware, and has one vote for each share of Series A Preferred Stock held of record. The Series B Preferred Stock does not have any right to vote on any matter on which stockholders are entitled to vote, unless otherwise expressly required by law. Otherwise, the Series A Preferred Stock and the Series B Preferred Stock are entitled to the same powers, preferences, rights, qualifications, limitations and restrictions. The preferred stock is entitled to receive cumulative cash dividends per annum per share when as and if declared by the Board of Directors of PlanVista, payable on a quarterly basis, at the rate of $.06 per share.

Charter and Contractual Provisions Regarding Limitation of Liability and Indemnification

   Our Certificate of Incorporation provides that our directors shall not be personally liable to PlanVista or our stockholders for monetary damages for breach of fiduciary duty as a directors, except for liability (1) for any breach of a director's duty of loyalty to PlanVista or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the Delaware General Corporation Law, or (4) any transaction from which the director derives an improper personal benefit. Moreover, the provisions do not apply to claims against a director of violations of certain laws, including federal securities laws. If the Delaware General Corporation Law is amended to authorize the further elimination or limitation of directors' liability, then the liability of directors of PlanVista shall automatically be limited to the fullest extent provided by law. Our Certificate of Incorporation expressly grants its directors and officers the right to seek indemnification from PlanVista in connection with any action or proceeding against such officer or director by reason of the fact that such person is an officer or director. These provisions and agreements may have the practical effect in certain cases of eliminating the ability of stockholders to collect monetary damages from directors. We believe that these contractual agreements and the provision in its Certificate of Incorporation are necessary to attract and retain qualified persons as directors and officers.

Delaware Anti-Takeover Law

   Under Section 203 of the Delaware General Corporation Law (the "Delaware Anti-Takeover Law"), certain "business combinations" between a Delaware corporation whose stock generally is publicly traded or held of record by more than 2,000 stockholders and any person acquiring 15% or more of the voting stock of such Delaware corporation (an "interested stockholder") are prohibited for a three-year period following the time that such stockholder became an interested stockholder, unless (1) either the business combination or the transaction which resulted in the stockholder becoming an "interested stockholder" was approved by the board of directors of the corporation prior to the time the other party to the business combination became an interested stockholder, (2) upon consummation of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors who are also officers and stock held in employee stock plans in which the employees do not have a right to determine confidentially whether to tender or vote stock held by the plan), or (3) the business combinations was approved by the board of directors of the corporation and authorized by 66 2/3% of the voting stock which the interested stockholder did not own. The corporation may opt out of the effect of this statement by (1) including a provision to this effect in the corporation's original certificate of incorporation, (2) amendment to the corporation's bylaws made by the board of directors within 90 days after the effective date of the statute, or (3) amendment of the corporation's certificate of incorporation or bylaws approved by holders of a majority of the shares entitled to vote; provided that such amendment shall generally not take effect until 12 months after its adoption and shall not affect any business combination with interested stockholders which are effected during such 12 months. The three-year prohibition does not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors. The term "business combination" is defined generally to include mergers or consolidations between a Delaware corporation and an interested stockholder, transactions with an interested stockholder involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an interested stockholder's percentage ownership of stock. The term "interested stockholder" is defined generally as a stockholder who becomes the beneficial owner of 15% or more of a Delaware corporation's voting stock. Section 203 could have the effect of delaying, deferring or preventing a change in control of PlanVista. To date PlanVista has not opted out of Section 203.

Registration Rights

   We have outstanding registration obligations with respect to shares of our common stock issued to certain parties in connection with recent transactions.

   We have granted registration rights to HealthPlan Holdings Inc. in connection with the disposition of our HPSI business unit, the subsidiary which operated our remaining TPA and MGU Businesses. These registration rights cover 811,726 shares of common stock issued to HealthPlan Holdings in connection with the disposition, certain other shares which are issuable upon conversion of or in connection with interest payments arising from a five million dollar promissory note also given to HealthPlan Holdings in connection with the disposition of HPSI. Under the registration rights agreement relating to these rights, we have committed to file prior to August 2, 2001, a registration statement with the Securities Exchange Commission covering the 811,726 shares initially issued and have given HealthPlan Holdings certain demand and piggy back rights with respect to the conversion shares. Additionally, if the registration statement is not timely filed or does not become effective by specified dates, and if certain monetary obligations are not paid by certain dates, the registration rights agreement imposes penalties such as the issuance of up to 100,000 more shares to HealthPlan Holdings and redemption obligations with respect to shares covered by this registration statement, in increments of $100,000. The registration rights agreement requires that while the HealthPlan Holdings registration rights are outstanding no future registration rights be granted that are superior to the rights granted to HealthPlan Holdings and restricts the ability of PlanVista to grant registration rights to others during such period which would allow others to register and sell their securities at certain times when HealthPlan Holdings is selling securities under a demand registration right.

   Additionally, we have granted registration rights covering 553,500 shares to certain investment accounts managed by DePrince Race and Zollo, an investment advisory fund of which one of our Directors is a principal, and have issued 74,998 shares of our common stock to our lending group in connection with consents and waivers given in connection with the HealthPlan Holdings and DePrince Race and Zollo transactions. These shares were issued in a private placement closed in July of 2001.

Transfer Agent

   Our Transfer Agent for the common stock is First Union National Bank.

                              PLAN OF DISTRIBUTION

   The selling stockholders named herein or their pledge, donee, transferees or other successors in interests may offer and sell their shares at various times in one or more transactions on the New York Stock Exchange, in special offerings, exchange distributions, secondary distributions, negotiated transactions, or a combination of such. They may sell at market prices at the time of sale, at prices related to the market price at fixed prices, which may be changed or at negotiated prices.

The selling stockholders may sell the shares of common stock by one or more of the following methods, without limitation:

  . block trades in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  . purchases by a broker or dealer as principal and resale by the broker or dealer for its own account pursuant to this prospectus;

  . an exchange distribution in accordance with the rules of any stock exchange on which the common stock is listed;

  . ordinary brokerage transactions and transaction in which the broker solicits purchases;

  . privately negotiated transactions;

  . short sales or transactions to cover short sales;

  . through the writing of options on the shares, whether or not the options are listed on an options exchange;

  . through the distribution of the shares by any selling stockholder to its partners, members or stockholders; and

  . any combination of any of these methods of sale.

The selling stockholder may also transfer the shares by gift.

The selling stockholders may use broker-dealers to sell their shares. If this happens, broker-dealers will either receive discounts or commissions from the selling stockholders, or they will receive commissions from purchasers of shares for whom they acted as agents. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be amounts to be negotiated in connection with the sale. Broker-dealers or agents and the selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act in connection with sales of the shares. Accordingly, any such commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

From time to time, one or more of the selling stockholders may pledge, hypothecate or grant a security interest in some or all of the shares owned by them. The pledgees, secured parties or persons to whom the shares have been hypothecated will, upon foreclosure in the event of default, be deemed to be selling stockholders. The number of a selling stockholder's shares offered under this prospectus will decrease as and when it takes such actions. The plan of distribution for the selling stockholder's shares will otherwise remain unchanged. In addition, a selling stockholder may, from time to time, sell the shares short, and, in those instances, this prospectus may be delivered in connection with the short sales and the shares offered under this prospectus may be used to cover short sales.

A selling stockholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with the selling stockholder, including, without limitation, in connection with distributions of the shares by those broker-dealers. A selling stockholder may enter into option or other transactions with one or more broker-dealers that involve the delivery of the shares offered hereby to the broker-dealers, who may then resell or otherwise transfer those shares. A selling stockholder may also loan or pledge the shares offered hereby to a broker-dealer and the broker-dealer may sell the shares offered hereby so loaned or upon a default may sell or otherwise transfer the pledged shares offered hereby.

We will pay all of the expenses incident to the registration, offering and sale of the shares to the public other than commissions or discounts of underwriters, broker-dealers or agents. We have also agreed to indemnify the selling stockholders and related persons against specified liabilities, including liabilities under the Securities Act of 1933.

The selling stockholders may use broker-dealers to sell their shares. If this happens, broker-dealers will either receive discounts or commissions from the selling stockholders, or they will receive commissions from purchasers of shares for whom they acted as agents. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be amounts to be negotiated in connection with the sale. Broker-dealers or agents and the selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act in connection with sales of the shares. Accordingly, any such commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

                                 LEGAL OPINION

   For the purpose of this offering, our outside counsel, Fowler, White, Gillen, Boggs, Villareal and Banker, P.A. is giving its opinion on the validity of the shares.

                                    EXPERTS

   PricewaterhouseCoopers LLP, independent certified public accountants, have audited the consolidated financial statements and schedules of PlanVista included in this prospectus, to the extent and for the periods set forth in their reports included herein. These consolidated financial statements and schedules are included in this prospectus in reliance upon such reports given upon the authority of said firm as experts in accounting and auditing (to be provided by amendment).

                      WHERE YOU CAN FIND MORE INFORMATION

   We are subject to the informational requirements of the Securities Exchange Act of 1934, and we file reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information filed by us may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices at Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained from the Public Reference Section of the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, material filed by us can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

   We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933 with respect to the common stock offered by this prospectus. This prospectus does not contain all of the information in the registration statement and the exhibits and schedules filed as a part of the registration statement, as permitted by the rules and regulations of the SEC. For further information with respect to PlanVista and our common stock, you should refer to the registration statement, including the exhibits and schedules filed as a part of the registration statement. This prospectus contains general information about contracts and documents which is not necessarily complete. Accordingly, where such contract or other document is an exhibit to the registration statement in all cases you should rely on the provisions of such exhibit over different information in this prospectus. You may inspect the registration statement, including the exhibits we filed, without charge at the public reference facilities maintained by the SEC as set forth in the preceding paragraph. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov. You should not rely on the financial statements available at the SEC because the financial statements in PlanVista's Annual Report on Form 10-K have been superseded and are being reformatted to present the sale of the TPA businesses as discontinued operations. These reformatted financial statements will be provided upon amendment of this registration statement.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

   The expenses payable by the Registrant in connection with the issuance and distribution of the securities being registered are estimated (other than underwriting accounts and commissions) to be as follows:

   SEC Registration Fee.................................................. $2,672
   Accountants' Fees and Expenses........................................ $  *
   Legal Fees and Expenses............................................... $  *
   Printer fees.......................................................... $  *
   Miscellaneous......................................................... $  *

* To be provided by amendment.

Item 14. Indemnification of Directors and Officers

   Section 145 of the General Corporation Law of Delaware permits indemnification of directors, officers and employees of a corporation under certain conditions and subject to certain limitations. The Registrant's Certificate of Incorporation contains provisions for the indemnification of directors, officers and employees within the limitations permitted by Section
145. In addition, PlanVista has entered into Indemnity Agreements with certain of its directors and officers which provide the maximum indemnification allowed by Section 145. The Company's officers and directors are insured against losses arising from any claim against them as such for wrongful acts or omissions, subject to certain limitations.

Item 15. Recent Sales of Unregistered Securities

1. On June 18, 2001, we issued 710,000 shares of our common stock to HealthPlan Holdings, Inc. in a private placement transaction pursuant to
     Section 4(2) of the Securities Act of 1933, as amended, in connection with the sale of our TPA and MGU business.

2. On July 2, 2001, we issued 75,000 shares of our common stock to HealthPlan Holdings, Inc. in a private placement transaction pursuant to Section 4(2) of the Securities Act of 1933, as amended, in connection with HealthPlan Holding, Inc.'s coverage of certain pre-closing liabilities of HealthPlan Services, Inc.

3. On July 6, 2001, we issued 12,500 shares of our common stock to HealthPlan Holdings, Inc. in a private placement transaction pursuant to Section 4(2) of the Securities Act of 1933, as amended, in connection with HealthPlan Holding, Inc.'s coverage of certain pre-closing liabilities of HealthPlan Services, Inc.

4. On July 16, 2001, we issued 10,844 shares of our common stock to HealthPlan Holdings, Inc. in a private placement transaction pursuant to Section 4(2) of the Securities Act of 1933, as amended, in connection with HealthPlan Holding, Inc.'s coverage of certain pre-closing liabilities of HealthPlan Services, Inc.

5. On July 24, 2001, we issued 3,625 shares of our common stock to HealthPlan Holdings, Inc. in a private placement transaction pursuant to Section 4(2) of the Securities Act of 1933, as amended, in connection with HealthPlan Holding, Inc.'s coverage of certain pre-closing liabilities of HealthPlan Services, Inc.

6. On July 2, 2001, we issued 74,998 shares of our common stock to our senior lenders in a private placement transaction pursuant to Section 4(2) of the Securities Act of 1933, as amended, in exchange for waiving certain conditions of our credit agreement.

7. On July 2, 2001, we sold 480,000 shares of our common stock to the following investment accounts: NCR Pension Trust, Raytheon Master Pension Trust, Georgia Pacific Corporation and Halliburton, all of which are managed by DePrince, Race & Zollo, Inc., in a private placement transaction pursuant to Section 4(2) of the Securities Act of 1933, as amended, in exchange for $3,300,000 cash, representing a discount of 15% off the trading price on the New York Stock Exchange for the ten days preceding the sale.

8. On July 9, 2001, we sold 73,500 shares of our common stock to Iceplate & Co., an investment managed by DePrince, Race & Zollo, Inc., in a private placement transaction pursuant to Section 4(2) of the Securities Act of 1933, as amended, in exchange for $500,000 cash, representing a discount of 15% off the average trading price on the New York Stock Exchange for the ten days preceding the sale.

Item 16. Exhibits and Financial Statement Schedules

 Exhibit No. Description
 ----------- -----------
  2.1        Amended and Restated Acquisition Agreement dated May 15, 1998 by and among HealthPlan Services Corporation, National Preferred
             Provider Network, Inc., and other parties named therein
             (incorporated by reference to Exhibit 2.8 to the HealthPlan
             Services Corporation Annual Report on Form 10-K filed on March 30,
             1999).

  2.2 Asset Purchase Agreement dated as of August 28, 2000, by and between Trewit, Inc., HealthPlan Services, Inc., Montgomery
             Management Corporation, and HealthPlan Services Corporation;
             Amendment to Asset Purchase Agreement effective as of October 25,
             2000, by and between HealthPlan Services, Inc., Montgomery
             Management Corporation, HealthPlan Services Corporation, Trewit,
             Inc., and Harrington Benefit Services, Inc.; Post-Closing
             Amendment to Asset Purchase Agreement and Escrow Agreement dated as of January 12, 2001, by and between HealthPlan Services, Inc.,
             HealthPlan Services Corporation, Trewit, Inc., and Harrington
             Benefit Services, Inc., and for purposes of the Escrow Agreement
             Amendment, Wells Fargo Bank Minnesota (incorporated by reference to Exhibit 2.13 to the HealthPlan Services Corporation 2000 Annual
             Report on Form 10-K405 filed on April 11, 2001).

  2.3        Stock Purchase Agreement dated as of April 1, 2001, by and between
             HealthPlan Holdings, Inc. and HealthPlan Services Corporation
             (incorporated by reference to Exhibit 2.15 to the HealthPlan
             Services Corporation 2000 Annual Report on Form 10-K405 filed on
             April 11, 2001); First Amendment to Stock Purchase Agreement dated as of June 18, 2001.

  2.4 Certificate of Ownership and Merger merging PlanVista Corporation and HealthPlan Services Corporation effective April 13, 2001
             (incorporated by reference to Exhibit 99.2 to the HealthPlan
             Services Corporation Form 8-K Current Report filed on April 20,
             2001).

 Exhibit No. Description
 ----------- -----------

  3.1        Certificate of Incorporation, as amended.

  3.2 By-laws, as amended (incorporated by reference to Exhibit 3.2 to the HealthPlan Services Corporation 1996 Annual Report on Form 10-
             K, filed on March 31, 1997).

  4.1 Registration Rights Agreement dated as of June 18, 2001, by and between PlanVista Corporation and HealthPlan Holdings, Inc.

  4.2 Registration Rights Agreement dated as of July 2, 2001, by and between PlanVista Corporation and First Union National Bank and the
             Holders listed on the signature pages thereof.

  4.3        Stock Purchase and Registration Rights Agreement dated as of July
             5, 2001, by and between PlanVista Corporation and DePrince, Race and Zollo, on behalf of the Purchasers named therein.

  4.4        Excerpts from the Certificate of Incorporation, as amended
             (included in Exhibit 3.1).

  4.5        Excerpts from the By-laws, as amended (included in Exhibit 3.2).

  4.6        Specimen stock certificate.

  5.1        Opinion of counsel to the registrant.*

 10.1        Amended and Restated HealthPlan Services Corporation 1996 Employee
             Stock Option Plan (compensatory plan) (incorporated by reference to Exhibit 4.3 to the HealthPlan Services Corporation Form S-8
             Registration Statement #333-31913, filed on July 23, 1997).

 10.2        HealthPlan Services Corporation 1996 Employee Stock Purchase Plan
             (compensatory plan) (incorporated by reference to Exhibit 4.3 to the HealthPlan Services Corporation Form S-8 Registration
             Statement filed on July 3, 1996).

 10.3        Amendment of the Employee Stock Purchase Plan (compensatory plan)
             (incorporated by reference to Exhibit A to the PlanVista
             Corporation 2001 Proxy Statement on Form DEF14A filed on April 25,
             2001).

 10.4        HealthPlan Services Corporation 1995 Incentive Equity Plan
             (compensatory plan) (incorporated by reference to Exhibit 10.7 to the HealthPlan Services Corporation Form S-1 Registration
             Statement #33-90472, filed on May 18, 1995).

 10.5        1995 HealthPlan Services Corporation Directors Stock Option Plan
             (compensatory plan) (incorporated by reference to Exhibit 10.10 to the HealthPlan Services Corporation Form S-1 Registration
             Statement #33-90472, filed on May 18, 1995).

 10.6        Amended and Restated HealthPlan Services Corporation 1997
             Directors Equity Plan (compensatory plan) (incorporated by reference to Exhibit 4.3 to the HealthPlan Services Corporation
             Form S-8 Registration Statement #333-31915, filed on July 23,
             1997).

 10.7        HealthPlan Services Corporation 1998 Officer Bonus Plan Summary
             (compensatory plan) (substantially similar to 1999 and 2000
             Plans).

 10.8        (a) Amended and Restated Credit Agreement dated as of May 1, 1998 by and among HealthPlan Services Corporation, First Union
                 National Bank, and other lenders named therein, as amended by:
                 the First Amendment thereto dated June 23, 1998; and Second
                 Amendment and Waiver dated December 15, 1998 (incorporated by reference to Exhibit 10.12 to the HealthPlan Services
                 Corporation Annual Report on Form 10-K, filed March 30, 1999).

             (b) Third Amendment and Waiver dated November 15, 1999; and the
                 Nonwaiver and Standstill Agreements dated February 11, 2000;
                 Waiver and Consent dated March 1, 2000 (incorporated by reference to Exhibit 10.12(b) to the HealthPlan Services
                 Corporation Annual Report on Form 10-K, filed on April 14,
                 2000).

 Exhibit No. Description
 ----------- -----------

             (c) Second Extension of Nonwaiver and Standstill Agreement, dated
                 April 13, 2000 (incorporated by reference to Exhibit 10.12(c) to the HealthPlan Services Corporation Amended Annual Report on
                 Form 10-K, filed on April 14, 2000).

             (d) Second Amended and Restated Credit Agreement dated as of
                 June 8, 2000, by and among HealthPlan Services Corporation,
                 First Union National Bank, and other lenders named therein;
                 Security and Second Amended and Restated Pledge Agreement dated as of June 8, 2000, by and among HealthPlan Services
                 Corporation and its subsidiaries named therein, and First Union
                 National Bank; Limited Waiver and Consent dated June 29, 2000;
                 Limited Waiver and Consent dated as of September 12, 2000;
                 Limited Waiver dated as of September 19, 2000; Limited Waiver and Consent dated as of September 19, 2000; Limited Waiver and
                 Consent dated as of October 19, 2000; Limited Waiver dated as of December 8, 2000; First Amendment and Limited Waiver and
                 Consent dated as of March 29, 2001 (incorporated by reference to Exhibit 2.15 to the HealthPlan Services Corporation 2000
                 Annual Report on Form 10-K405/A, filed on April 20, 2001).

             (e) Second Amended and Limited Waiver and Consent dated as of
                 April 16, 2001.

             (f) Limited Waiver and Consent dated as of April 30, 2001.

             (g) Limited Waiver and Consent dated as of May 4, 2001.

             (h) Limited Waiver and Extension dated as of June 15, 2001.

             (i) Third Amendment and Limited Waiver dated as of July 2, 2001.

  10.9 Employment and Noncompetition Agreement dated as of June 1, 2000, by and between HealthPlan Services Corporation and Phillip S.
             Dingle, including Amendment thereto dated January 30, 2001
             (Management Contract) (incorporated by reference to Exhibit 10.24 to the HealthPlan Services Corporation 2000 Annual Report on Form
             10-K405 filed on April 11, 2001).

  10.10 Employment and Noncompetition Agreement dated as of June 1, 2001, by and between PlanVista Corporation and Jeffrey L. Markle.

  10.11 Letter Agreement dated as of June 28, 2001, by and between PlanVista Corporation and Arthur Andersen LLP.

  10.12 Letter Agreement dated as of July 17, 2001, by and between PlanVista Corporation and William Blair & Company, L.L.C.

  10.13 Sublease Agreement dated as of June 18, 2001, by and between HealthPlan Services, Inc. and PlanVista Corporation.

  10.14      Lease Agreement dated as of July 14, 1994, by and between D.K.
             Third Party Administrators, Inc. (n/k/a PlanVista Corporation) and
             Wisener Professional Building, Inc., as amended on December 7,
             1995, April 3, 1997, and February 5, 1998 by Addendum to Lease between Wisener Professional Building, Inc. and D.K. Third Party
             Administrators, Inc. (n/k/a PlanVista Corporation).

  11.1       Statement re Computation of Per Share Earnings*

  12.1       Statements re Computation of Ratios*

  21.1       Subsidiaries of the registrant.

  23.1       Consent of PricewaterhouseCoopers LLP*

  23.2       Consent of Fowler, White, Gillen, Boggs, Villareal and Banker,
             P.A. (included in 5.1)

--------
* To be filed by amendment.

Item 17. Undertakings

   The undersigned registrant hereby undertakes:

     1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

       (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

       (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

       (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     2. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     4. For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     5. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 1st day of August, 2001.

                                          Planvista Corporation

                                                   /s/ Phillip S. Dingle
                                          By: _________________________________
                                                     Phillip S. Dingle
                                                 Chairman of the Board and
                                                  Chief Executive Officer

   KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Phillip S. Dingle his or her true and lawful attorney-in-fact and agent, acting alone, with full power of substitution and resubstitution, for him or her in his or her name, place and stead, in any and all capacities, to sign any or all amendments to this Registration Statement, including post-effective amendments, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, and hereby ratifies and confirms all that said attorney-in-fact and agents, acting alone, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

   Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on August 1, 2001.

              Signature                                       Title
              ---------                                       -----
        /s/  Philip S. Dingle                       Chairman of the Board,
______________________________________               Chief Executive Officer
           Philip S. Dingle                          and Director (Principal
                                                     Executive Officer)

          /s/ Don Schmeling                         Chief Financial Officer
______________________________________               (Principal Financial and
            Don Schmeling                            Accounting Officer)

        /s/ William L. Bennett                      Director
______________________________________
          William L. Bennett

       /s/ Joseph S. Dimartino                      Director
______________________________________
         Joseph S. DiMartino

              Signature                                       Title
              ---------                                       -----

        /s/ Cherril Farnsworth                      Director
______________________________________
          Cherril Farnsworth

          /s/ Martin Garcia                         Director
______________________________________
            Martin Garciae

           /s/ John R. Gunn                         Director
______________________________________
             John R. Gunn

          /s/ Nancy M. Kane                         Director
______________________________________
         Nancy M. Kane, D.B.A

        /s/ Jeffrey L. Markle                       Director
______________________________________
          Jeffrey L. Markle

           /s/ John D. Race                         Director
______________________________________
             John D. Race

                                 EXHIBIT INDEX

 Exhibit No. Description
 ----------- -----------
  3.1        Certificate of Incorporation, as amended.

  3.2        By-laws, as amended (incorporated by reference to Exhibit 3.2 to the
             HealthPlan Services Corporation 1996 Annual Report on Form 10-K, filed on
             March 31, 1997).

  4.1        Registration Rights Agreement dated as of June 18, 2001, by and between
             PlanVista Corporation and HealthPlan Holdings, Inc.

  4.2 Registration Rights Agreement dated as of July 2, 2001, by and between PlanVista Corporation and the Holders listed on the signature pages thereof.

  4.3        Stock Purchase and Registration Rights Agreement dated as of July 5, 2001, by and between PlanVista Corporation and DePrince, Race and Zollo, on behalf of the Purchasers named therein.

  4.6        Specimen stock certificate.

  5.1        Opinion of counsel to the registrant*

 10.1        Amended and Restated HealthPlan Services Corporation 1996 Employee

 10.8        (e) Second Amended and Limited Waiver and Consent dated as of April 16, 2001.

             (f) Limited Waiver and Consent dated as of April 30, 2001.

             (g) Limited Waiver and Consent dated as of May 4, 2001.

             (h) Limited Waiver and Extension dated as of June 15, 2001.

             (i) Third Amendment and Limited Waiver dated as of July 2, 2001.

 10.10       Employment and Noncompetition Agreement dated as of June 1, 2001, by and between PlanVista Corporation and Jeffrey L. Markle.

 10.11       Letter Agreement dated as of June 28, 2001, by and between PlanVista
             Corporation and Arthur Andersen LLP

 10.12       Letter Agreement dated as of July 17, 2001, by and between PlanVista
             Corporation and William Blair & Company, L.L.C.

 10.13       Sublease Agreement dated as of June 18, 2001, by and between HealthPlan
             Services, Inc. and PlanVista Corporation.

 10.14       Lease Agreement dated as of July 14, 1994, by and between D.K. Third Party
             Administrators, Inc. (n/k/a PlanVista Corporation) and Wisener Professional
             Building, Inc., as amended on December 7, 1995, April 3, 1997, and February
             5, 1998 by Addendum to Lease between Wisener Professional Building, Inc. and
             D.K. Third Party Administrators, Inc. (n/k/a PlanVista Corporation).

 21.1        Subsidiaries of the registrant.

--------
* To be filed by amendment.

Item 16. Exhibits and Financial Statement Schedules

Exhibit No.  Description
-----------  -----------
 2.1         Amended and Restated Acquisition Agreement dated May 15, 1998 by and among
             HealthPlan Services Corporation, National Preferred Provider Network, Inc., and
             other parties named therein (incorporated by reference to Exhibit 2.8 to the
             HealthPlan Services Corporation Annual Report on Form 10-K filed on March 30,
             1999).

 2.2         Asset Purchase Agreement dated as of August 28, 2000, by and between Trewit,
             Inc., HealthPlan Services, Inc., Montgomery Management Corporation, and
             HealthPlan Services Corporation; Amendment to Asset Purchase Agreement effective as of October 25, 2000, by and between HealthPlan Services, Inc., Montgomery
             Management Corporation, HealthPlan Services Corporation, Trewit, Inc., and
             Harrington Benefit Services, Inc.; Post-Closing Amendment to Asset Purchase
             Agreement and Escrow Agreement dated as of January 12, 2001, by and between
             HealthPlan Services, Inc., HealthPlan Services Corporation, Trewit, Inc., and
             Harrington Benefit Services, Inc., and for purposes of the Escrow Agreement
             Amendment, Wells Fargo Bank Minnesota (incorporated by reference to Exhibit 2.13 to the HealthPlan Services Corporation 2000 Annual Report on Form 10-K405 filed on April 11, 2001).

 2.3         Stock Purchase Agreement dated as of April 1, 2001, by and between HealthPlan
             Holdings, Inc. and HealthPlan Services Corporation (incorporated by reference to
             Exhibit 2.15 to the HealthPlan Services Corporation 2000 Annual Report on Form
             10-K405 filed on April 11, 2001); First Amendment to Stock Purchase Agreement
             dated as of June 18, 2001.

 2.4         Certificate of Ownership and Merger merging PlanVista Corporation and HealthPlan
             Services Corporation effective April 13, 2001 (incorporated by reference to
             Exhibit 99.2 to the HealthPlan Services Corporation Form 8-K Current Report filed on April 20, 2001).

 3.1         Certificate of Incorporation, as amended.

 3.2         By-laws, as amended (incorporated by reference to Exhibit 3.2 to the HealthPlan
             Services Corporation 1996 Annual Report on Form 10-K, filed on March 31, 1997).

 4.1         Registration Rights Agreement dated as of June 18, 2001, by and between PlanVista
             Corporation and HealthPlan Holdings, Inc.

 4.2         Registration Rights Agreement dated as of July 2, 2001, by and between PlanVista
             Corporation and the Holders listed on the signature pages thereof.

 4.3         Stock Purchase and Registration Rights Agreement dated as of July 5, 2001, by and between PlanVista Corporation and DePrince, Race and Zollo, on behalf of the
             Purchasers named therein.

 4.4         Excerpts from the Certificate of Incorporation, as amended (included in Exhibit
             3.1).

 4.5         Excerpts from the By-laws, as amended (included in Exhibit 3.2).

 4.6         Specimen stock certificate.

 5.1         Opinion of counsel to the registrant.*

10.1         Amended and Restated HealthPlan Services Corporation 1996 Employee Stock Option
             Plan (compensatory plan) (incorporated by reference to Exhibit 4.3 to the
             HealthPlan Services Corporation Form S-8 Registration Statement #333-31913, filed on July 23, 1997).

10.2         HealthPlan Services Corporation 1996 Employee Stock Purchase Plan (compensatory plan) (incorporated by reference to Exhibit 4.3 to the HealthPlan Services
             Corporation Form S-8 Registration Statement filed on July 3, 1996).

10.3         Amendment of the Employee Stock Purchase Plan (compensatory plan) (incorporated by reference to Exhibit A to the PlanVista Corporation 2001 Proxy Statement on
             Form DEF14A filed on April 25, 2001).

10.4         HealthPlan Services Corporation 1995 Incentive Equity Plan (compensatory plan)
             (incorporated by reference to Exhibit 10.7 to the HealthPlan Services Corporation
             Form S-1 Registration Statement #33-90472, filed on May 18, 1995).

Exhibit No.  Description
-----------  -----------
10.5         1995 HealthPlan Services Corporation Directors Stock Option Plan (compensatory plan) (incorporated by reference to Exhibit 10.10 to the HealthPlan Services
             Corporation Form S-1 Registration Statement #33-90472, filed on May 18, 1995).

10.6         Amended and Restated HealthPlan Services Corporation 1997 Directors Equity Plan
             (compensatory plan) (incorporated by reference to Exhibit 4.3 to the HealthPlan
             Services Corporation Form S-8 Registration Statement #333-31915, filed on July
             23, 1997).

10.7         HealthPlan Services Corporation 1998 Officer Bonus Plan Summary (compensatory plan) (substantially similar to 1999 and 2000 Plans).

10.8         (a) Amended and Restated Credit Agreement dated as of May 1, 1998 by and among
             HealthPlan Services Corporation, First Union National Bank, and other lenders named therein, as amended by: the First Amendment thereto dated June 23, 1998;
             and Second Amendment and Waiver dated December 15, 1998 (incorporated by reference to Exhibit 10.12 to the HealthPlan Services Corporation Annual Report
             on Form 10-K, filed March 30, 1999).
             (b) Third Amendment and Waiver dated November 15, 1999; and the Nonwaiver and
             Standstill Agreements dated February 11, 2000; Waiver and Consent dated March 1,
             2000 (incorporated by reference to Exhibit 10.12(b) to the HealthPlan Services
             Corporation Annual Report on Form 10-K, filed on April 14, 2000).
             (c) Second Extension of Nonwaiver and Standstill Agreement, dated April 13, 2000
             (incorporated by reference to Exhibit 10.12(c) to the HealthPlan Services
             Corporation Amended Annual Report on Form 10-K, filed on April 14, 2000).
             (d) Second Amended and Restated Credit Agreement dated as of June 8, 2000, by and among HealthPlan Services Corporation, First Union National Bank, and other lenders named therein; Security and Second Amended and Restated Pledge Agreement
             dated as of June 8, 2000, by and among HealthPlan Services Corporation and its subsidiaries named therein, and First Union National Bank; Limited Waiver and
             Consent dated June 29, 2000; Limited Waiver and Consent dated as of September 12,
             2000; Limited Waiver dated September 19, 2000; Limited Waiver and Consent dated
             September 19, 2000; Limited Waiver and Consent dated as of October 19, 2000;
             Limited Waiver dated as of December 8, 2000; First Amendment and Limited Waiver
             and Consent dated March 29, 2001(incorporated by reference to Exhibit 2.15 to the
             HealthPlan Services Corporation 2000 Annual Report on Form 10-K405/A, filed on
             April 20, 2001).
             (e) Second Amended and Limited Waiver and Consent dated as of April 16, 2001.
             (f) Limited Waiver and Consent dated as of April 30, 2001.
             (g) Limited Waiver and Consent dated as of May 4, 2001.
             (h) Limited Waiver and Extension dated as of June 15, 2001.
             (i) Third Amendment and Limited Waiver dated as of July 2, 2001.

10.9         Employment and Noncompetition Agreement dated as of June 1, 2000, by and between
             HealthPlan Services Corporation and Phillip S. Dingle, including Amendment thereto dated January 30, 2001 (Management Contract) (incorporated by reference to Exhibit 10.24 to the healthplan Services Corporation 2000 Annual Report on
             Form 10-K405 filed on April 11, 2001).

10.10        Employment and Noncompetition Agreement dated as of June 1, 2001, by and between
             PlanVista Corporation and Jeffrey L. Markle.

10.11        Letter Agreement dated as of June 28, 2001, by and between PlanVista Corporation and Arthur Andersen LLP

10.12        Letter Agreement dated as of July 17, 2001, by and between PlanVista Corporation and William Blair & Company, L.L.C.

10.13        Sublease Agreement dated as of June 18, 2001, by and between HealthPlan Services,
             Inc. and PlanVista Corporation.

Exhibit No.  Description
-----------  -----------
10.14        Lease Agreement dated as of July 14, 1994, by and between D.K. Third Party
             Administrators, Inc. (n/k/a PlanVista Corporation) and Wisener Professional
             Building, Inc., as amended on December 7, 1995, April 3, 1997, and February 5,
             1998 by Addendum to Lease between Wisener Professional Building, Inc. and D.K.
             Third Party Administrators, Inc. (n/k/a PlanVista Corporation).

11.1         Statement re Computation of Per Share Earnings*

12.1         Statements re Computation of Ratios*

21.1         Subsidiaries of the registrant.

23.1         Consent of PricewaterhouseCoopers LLP*

23.2         Consent of Fowler, White, Gillen, Boggs, Villareal and Banker, P.A. (included in
             5.1)

--------
* To be filed by amendment.